 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 1996

                                                     REGISTRATION NO. 333-10649

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                        AMENDMENT NO. 3TOFORM S-1
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                               ----------------

                           VIISAGE TECHNOLOGY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     7373                    04-3320515
                               (PRIMARY STANDARD          (I.R.S. EMPLOYER
     (STATE OR OTHER              INDUSTRIAL           IDENTIFICATION NUMBER)
     JURISDICTION OF         CLASSIFICATION CODE)
    INCORPORATION OR
      ORGANIZATION)

                                531 MAIN STREET
                          ACTON, MASSACHUSETTS 01720
                                (508) 263-8365
              (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               ROBERT C. HUGHES
                            CHIEF EXECUTIVE OFFICER
                           VIISAGE TECHNOLOGY, INC.
                                531 MAIN STREET
                          ACTON, MASSACHUSETTS 01720
                                (508) 263-8365
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                       COPIES OF ALL COMMUNICATIONS TO:
       CHARLES J. JOHNSON, ESQ.                 MARK H. BURNETT, ESQ.
      FINNEGAN, HICKEY, DINSMOOR           TESTA, HURWITZ & THIBEAULT, LLP
            & JOHNSON, P.C.                       HIGH STREET TOWER
           20 BEACON STREET                        125 HIGH STREET
      BOSTON, MASSACHUSETTS 02108            BOSTON, MASSACHUSETTS 02110
            (617) 523-2500                         (617) 248-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Dated November 7, 1996

                                2,500,000 SHARES

                          [VIISAGE LOGO APPEARS HERE]

                                  COMMON STOCK

                                  -----------

  Of the 2,500,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by Viisage Technology, Inc. ("Viisage" or the "Company") and 500,000 shares are being sold by the selling stockholder (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "VISG."


                                  -----------

 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON
                                    PAGE 6.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                     Proceeds to
                                   Price to Underwriting Proceeds to   Selling
                                    Public  Discount(1)  Company(2)  Stockholder
--------------------------------------------------------------------------------
Per Share........................    $          $           $           $
Total(3).........................   $          $           $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses, estimated to be $825,000, payable by the
    Company.
(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 375,000 shares at the Price to Public less the Underwriting Discount to cover over-allotments, if any. If all such shares are purchased, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $   , $
    and $   , respectively. See "Underwriting."

                                  -----------

  The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for the shares will be made at the offices of
Cowen & Company, New York, New York on or about    , 1996.

COWEN & COMPANY                                          NEEDHAM & COMPANY, INC.

      , 1996.

[Photograph of the Image Workstation and SensorMast being used by an operator to capture the image of a card applicant.]

[Photographs or depictions of representative tamper-resistant identification cards capable of being produced by the Company's systems. Representative cards are: a driver's license; a law enforcement identification card; a corporate identification card; and an entitlement program identification card.]


                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

[Picture of the card production facility at Viisage.]

[Diagram of representative work flow for a typical client server-based identification card installation. There will be a brief description of each step as part of the overall schematic.]

[PICTURE]                   [PICTURE]                              [PICTURE]
Image Workstation           Facebase Image Server                  Main Frame Computer

[Picture and descriptive captions of Viisage hardware products. They will include:

  A workstation displaying an image capture screen;
  A SensorMast (camera, light source, signature input);
  A "RAID" storage cabinet representing the Image Server technology; A production printer used by Viisage for card creation; and A picture of the Viisage Visual Inspection System.]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Prospective investors should carefully consider the information set forth under the heading "Risk Factors." Unless otherwise indicated, all information contained in this Prospectus (i) gives effect to the transfer to the Company from Lau Acquisition Corp., a corporation doing business as Lau Technologies ("Lau" or "Lau Technologies"), of substantially all of the assets of Lau's facial imaging and identification systems and services business (the "Viisage Technology Division") in exchange for the assumption by the Company of the liabilities of the Viisage Technology Division and the issuance to Lau of 5,680,000 shares of Common Stock, which will be completed on the effective date of the registration statement relating to this offering, and (ii) assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, all references to the "Company" or "Viisage" in this Prospectus refer to Viisage Technology, Inc. and the Viisage Technology Division.

                                  THE COMPANY

  The Company designs, sells and implements turnkey digital identification systems intended to deter fraud and to reduce customers' identification program costs. These systems capture facial images, demographic information and other biological identifiers, produce identification cards, and create relational databases containing this information. Using its software design and systems integration capabilities, the Company is able to combine its proprietary software and hardware products with commercially available components and customers' existing systems, creating a complete customized solution. In addition, the Company is developing proprietary facial recognition software designed to identify individuals in a large database of faces on a real-time basis.

  Historically, identification cards have been produced by enclosing a photograph and paper product in a laminated pouch. However, since identification cards are often used to administer rights and benefits, control access, and serve as a primary means of personal identification, these laminated cards have been a target for fraud and tampering. The use of fraudulent driver's licenses, credit cards or other identification cards has significant financial and societal implications. As a result, both the public and private sectors are increasing their use of tamper-resistant digital identification systems. Digital systems enable information and images to be imbedded within the fabric of the card itself, making the card more resistant to tampering than laminated pouches.

  In addition to deterring fraud, digital identification systems are efficient, cost-effective and flexible. They facilitate the storage of information in computer databases, thereby increasing record-keeping efficiency and enabling information to be shared and distributed across geographic and organizational boundaries. Digital systems also enable biological identifiers (biometrics), such as facial images, fingerprints, voice data, or hand geometry, to be stored in the card itself and in databases as an additional means of reducing fraud and for other applications.

  The Company offers a range of identification card delivery systems to address a customer's specific needs. The Company provides "instant issue" systems which produce identification cards on location that can be delivered to recipients in minutes. Alternatively, the Company offers central processing systems, which electronically receive information from the point of data capture and produce cards at a secure off-site processing location for later mailing. The Company's systems incorporate the Company's proprietary SensorMast workstation, which is a fully-integrated, secure tower unit for computer-controlled image capture. Central production systems also include the Company's proprietary Visual Inspection System, which is used for automated quality assurance. Viisage's proprietary software and services integrate the various components of its own SensorMast and Visual Inspection System as well as integrate the Company's products with a variety of third-party components and technologies used by its customers. The facial images captured by the Company's identification systems provide the content for a variety of public and private sector applications of the Company's facial recognition technologies.

  The Company has three proprietary facial recognition products which it currently is testing in pilot programs and plans to make generally available in the first quarter of 1997. These products are designed to determine whether a face appears in a database more than once, or to perform one-to-one face verification at, for example, a point-of-sale or an automated teller machine ("ATM").

  The Company's strategy is to continue to provide complete identification systems tailored to address specific customer requirements. While the Company will continue to focus on providing solutions to public sector customers worldwide, it also believes that there are significant opportunities to leverage its public sector expertise into a variety of commercial applications. The Company will continue its commitment to product development with a focus on facial recognition technologies for a large number of public and private sector applications.

  The Company's proprietary digital identification system products are currently operating at over 365 locations under multi-year contracts with twelve public sector agencies (either via contract or, in certain circumstances, as a subcontractor). These systems produce driver's licenses, welfare cards, pistol permits, prison cards, electronic benefits transfer cards and immigration cards. The Company believes there is a large demand in the public sector for identification systems that not only incorporate digital technology to deter fraud and reduce costs, but also store data for convenient access and dissemination. The Company also believes its technology is well suited for a variety of commercial applications including access to ATMs, networks, databases, and facilities, as well as for retail point-of-sale transaction processing and benefits administration.

  Prior to this offering, the Company has operated as the Viisage Technology Division of Lau Technologies, a provider of systems integration services and products for sophisticated electronic systems. Upon the completion of this offering, Lau Technologies will own approximately 67% (approximately 64% if the over-allotment option is exercised in full) of the Company's outstanding Common Stock.

  The Company's principal executive offices are located at 531 Main Street, Acton, Massachusetts 01720, and the Company's telephone number is (508) 263-8365.

                                  THE OFFERING

Common Stock offered:
  By the Company...............  2,000,000 shares
  By Selling Stockholder.......    500,000 shares
Common Stock to be outstanding
 after the offering............  7,680,000 shares(1)
Use of proceeds................  To repay certain indebtedness and for general corporate purposes, including working capital
Proposed Nasdaq National Market
 symbol........................  VISG

--------
(1) Excludes 1,427,100 shares of Common Stock reserved for issuance upon the exercise of options which have been granted, with a weighted average exercise price of $3.20 per share, under the Company's 1996 Management Stock Option Plan and 1996 Director Stock Option Plan. See "Management-- Incentive and Stock Plans."

                           SUMMARY FINANCIAL DATA(1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                          YEARS ENDED DECEMBER 31,          SIX MONTHS ENDED
                         ----------------------------  --------------------------
                           1993      1994      1995    JULY 2, 1995 JUNE 30, 1996
                         --------  --------  --------  ------------ -------------
STATEMENT OF OPERATIONS
 DATA:
 Revenues............... $    505  $  1,257  $ 11,221    $ 5,395       $11,870
 Operating income
  (loss)................   (1,472)   (2,361)   (2,432)    (1,118)          464
 Net income (loss)......   (1,472)   (2,401)   (2,947)    (1,251)           74
 Net income (loss) per
  share(2).............. $  (0.24) $  (0.39) $  (0.47)   $ (0.20)      $  0.01
 Weighted average number
  of common shares(2)...    6,225     6,225     6,225      6,225         6,225

                                                          JUNE 30, 1996
                                                  ------------------------------
                                                                   PRO FORMA
                                                  PRO FORMA(3) AS ADJUSTED(3)(4)
                                                  ------------ -----------------
BALANCE SHEET DATA:
 Cash and cash equivalents.......................   $   --          $ 8,966
 Working capital.................................     9,077          18,043
 Total assets....................................    14,959          23,925
 Long-term obligations...........................    10,203           1,394
 Net assets(5)...................................       802             --
 Stockholders' equity............................       --           18,577

--------
(1) The summary financial data are derived from the financial statements of the Viisage Technology Division and cover the period from the Viisage Technology Division's inception through June 30, 1996.
(2) See Note 2 of the Notes to the Financial Statements for information concerning the computation of net income (loss) per share.
(3) Pro forma amounts reflect the estimated net deferred income tax liability that will be recorded as a result of the transfer by Lau of the assets and liabilities of the Viisage Technology Division to the Company as discussed in "Relationship and Certain Transactions with Lau Technologies" and Notes 1 and 2 of the Notes to Financial Statements.
(4) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discount and offering expenses payable by the Company, and the application of the net proceeds thereof. See "Use of Proceeds" and "Capitalization."
(5) Net assets represent Lau's net investment in the Company during the time the Company operated as the Viisage Technology Division.

                                ----------------

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk Factors."

  Viisage, Viisage Technology, SensorMast, Visual Inspection System and Electronic Facial Identification Systems are trademarks of the Company. All other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. This Prospectus contains certain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating an investment in the Company and its business before purchasing any shares of Common Stock offered hereby.

HISTORY OF LOSSES; POTENTIAL ADDITIONAL CAPITAL REQUIREMENTS

  The business operations of the Company commenced in 1993 and have resulted in losses from inception through December 31, 1995. As of June 30, 1996, the Company had a cumulative net loss of approximately $6.8 million. Although the Company was profitable during the first two quarters of 1996, there can be no assurance that the Company will be profitable for the remainder of 1996 or that it will sustain profitability on either a quarterly or annual basis.

  Further, no assurance can be given that the Company will not need to raise additional funds through public or private financings. Expansion of the Company's business, including the financing of the development, production and installation of its digital identification systems, will require the Company to make significant project expenditures. If the net proceeds of this offering and its other available cash resources prove to be insufficient (due to unanticipated expenses or otherwise), the Company may be required to seek additional financing or curtail its expansion activities. The Company may determine, depending upon the opportunities available to it, to seek additional debt or equity financing to fund the cost of continuing expansion. To the extent that the Company obtains equity financing or finances an acquisition with equity securities, such issuances of equity securities could result in dilution to the interests of the Company's stockholders. There can be no assurance that additional financing will be available to the Company on acceptable terms, or at all. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN QUARTERLY RESULTS MAY ADVERSELY AFFECT MARKET PRICE OF COMMON STOCK

  The Company has experienced fluctuations in its quarterly operating results and anticipates that such fluctuations will continue and could intensify. The Company's quarterly operating results are affected by a number of factors that could materially and adversely affect revenues and profitability, including the size of customer contracts, the timing of contract awards and the timing of the Company's performance on contracts; competitive conditions including pressures inherent in the competitive bidding process; the availability and cost of key components; modifications to contracts after their award; financing costs related to large project expenditures which are often necessary at the outset of a customer contract; changes in management estimates incident to accounting for contracts; the timing of the introduction or market acceptance of new or enhanced products and services offered by the Company or its competitors; variations in the mix of products and services sold by the Company; and general economic and political conditions and other factors affecting project spending by customers. Further, the sales cycles for the Company's products typically involve lengthy marketing and procurement processes. After a contract is awarded, delays in the design and start-up of a system may require that revenues associated with such implementation be recognized later than originally anticipated. Such delays have caused, and may in the future cause, material fluctuations in the Company's operating results. The Company's revenues in any period are generally derived from large orders from a limited number of customers. As the Company's project margin on such orders can differ significantly, the Company's overall margin may vary significantly from period to period. In addition, project margin may be adversely affected by competitive pressures, or customer requirements. Accordingly, there can be no assurance that the Company will be able to sustain satisfactory project margins. The Company also may choose to reduce prices or increase spending in response to competition or to pursue new market opportunities, all of which may adversely affect the Company's business, operating results and financial condition.

  Due to the foregoing factors, and the risks associated with the timing of revenue recognition discussed below, it is possible that the Company's results of operations could fail to meet the expectations of securities analysts or investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

RISKS ASSOCIATED WITH THE TIMING OF REVENUE RECOGNITION

  The Company expects to continue investing in the research, development and engineering of its systems, software and products, as well as in the Company's sales and marketing efforts. Given these and other fixed costs that the Company will incur, a small variation in the timing of revenue recognition could cause material variations in operating results from quarter to quarter and may result in losses or have a material adverse effect on the Company's business, results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON LARGE ORDERS AND CUSTOMER CONCENTRATION

  The Company's revenues have primarily been, and are expected to be, derived from large orders from a limited number of customers.

  The Company provides systems and services principally under contracts that have five-year terms, with several annual renewals after the initial contract term and include an implementation period of up to twelve months after the contract has been awarded. Contracts generally provide for a fixed price for the system and/or for each card produced. Contract prices vary depending on, among other things, design and integration complexities, the nature and number of workstations and sites, the projected number of cards to be produced, the level of post-installation support and the competitive environment. The Company recognizes revenues and project costs using the percentage of completion method based on labor costs incurred and/or cards produced. These amounts are typically higher during the implementation phase of a contract due to the higher level of labor costs incurred during this period. Contract losses, if any, and changes in management estimates incident to accounting for contracts are recognized in the period in which they become determinable. Generally, contracts provide for billing when contract milestones are met and/or cards are produced.

  Revenues from a single customer accounted for all of the Company's 1993 and 1994 revenues. Three customers each accounted for greater than 10% of the Company's revenues in 1995; in the aggregate, these three customers accounted for approximately 85% of the Company's 1995 revenues. Four customers each accounted for greater than 10% of the Company's revenues during the six months ended June 30, 1996; in the aggregate, these four customers accounted for approximately 81% of the Company's revenues during the first six months of 1996. The loss of any large customer could have a material adverse impact on the Company's business, operating results and financial condition. See "Business--Customers and End Users." As of June 30, 1996, 77% of the Company's accounts receivable and costs and estimated earnings in excess of billings related to four customers.

  There can be no assurance that the Company will continue to obtain large orders on a consistent basis. The Company's inability to obtain sufficient large orders would have a material adverse effect on the Company's business, operating results and financial condition. Moreover, the timing of the award of and performance on such orders may cause the operating results of the Company in any given quarter to differ from operating results in other quarters and from estimates of securities analysts or investors, which could adversely affect the trading price of the Company's Common Stock. Customer disputes regarding contract performance, or the Company's inability to collect, or delays in collecting, accounts receivable from any major customer could also have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Quarterly Results."

RISKS ASSOCIATED WITH LENGTHY SALES AND IMPLEMENTATION CYCLES

  Historically, the Company's revenues have depended upon the decision of a public sector agency to install a digital identification system and to procure such a system from the Company. Such purchasing decisions are often subject to delays associated with the lengthy procurement processes that typically accompany large public sector capital expenditures. The Company's systems therefore often have a lengthy sales cycle while the customer prepares system specifications and requests for proposals, evaluates all aspects of bid proposals and obtains approvals for the selection of the Company's systems. Typically, six to twelve months may elapse between a new customer's initial evaluation of the Company's system and bid proposal and the execution of a contract. Another six to twelve months may elapse before final implementation of the system while the system is being designed and products are being integrated. Further, customers may seek to modify the system either during or after the implementation of the system. During the sales and implementation cycles, the Company expends substantial funds and management effort yet often has to defer billing because of contractual terms. Any significant failure by the Company to execute a contract or successfully implement a system after expending such funds and effort or interruptions in the operation of a system could have a material adverse effect on its business, operating results and financial condition. It may be difficult to predict accurately the sales cycle of any large order. If one or more large orders fail to be implemented as forecasted for a quarter, the Company's revenues and operating results for such quarter could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview" and "--Quarterly Results."

BURDENS IMPOSED BY PUBLIC SECTOR CUSTOMERS

  The Company currently derives substantially all of its revenues from public sector customers or contractors for such customers. There are significant risks inherent in depending on such customers which may cause material fluctuations in the Company's operating results. For each contract with a public sector customer, the Company is typically subject to a protracted procurement process which includes a detailed written response to the customer's request for proposal, sealed competitive bids, system demonstrations, the design of software which addresses customer-specified needs and the integration of Company and third-party products. The process can also include political influences, award protests initiated by unsuccessful bidders and changes in budgets or appropriations which are beyond the Company's control. Contracts with public sector customers are typically subject to procurement policies which may be onerous and may include profit limitations and rights of the agency to terminate for convenience or if funds are unavailable. Contracts typically provide for a fixed price for the system and/or for each card produced, in which case the Company bears the risk of cost overruns. Some public sector customers require liquidated damages for defective products and/or for delays or interruptions caused by system failures. Payments under some public sector contracts are subject to achieving implementation milestones, and the Company has had, and may in the future have, differences with customers as to whether milestones have been achieved. Although these risks also generally apply to the Company's competitors, there can be no assurance that the Company will continue to be successful in marketing and selling its systems and products to public sector customers. Because increased penetration of the public sector market is important to the Company's future success, the failure of the Company to achieve such market penetration due to these or other factors could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Customers and End Users" and "--Sales and Marketing."

LIMITED HISTORY OF OPERATIONS; NO HISTORY AS A SEPARATE COMPANY

  The Company has been operated as a division of Lau Technologies since its inception in 1993 and has no operating history as a separate concern. The Company's historical financial statements reflect the period when the Company was a division of Lau. Since its inception, the Viisage Technology Division received certain financial, accounting, marketing and other services from Lau. While the Company will continue to receive certain services from Lau after the completion of this offering, there can be no assurance that the Company's operating results will not be adversely affected as a result of the reduction of general service assistance from Lau. See "Relationship and Certain Transactions with Lau Technologies--Administration and Services Agreement."

EXPOSURE TO RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON TECHNOLOGICAL
DEVELOPMENT

  The markets for the Company's products and services are characterized by rapidly changing technologies, the increasingly sophisticated needs of customers, and evolving industry standards. The introduction of products and services by either the Company or its competitors that embody new technologies or the emergence of new industry standards could render the Company's existing or future products and services obsolete. The Company's future performance will depend upon its ability to address the increasingly sophisticated needs of its customers by enhancing its products and services and by developing, introducing and integrating on a timely basis new products and services that are compatible with emerging industry standards and are responsive to evolving end-user requirements. The development and integration of new, technologically-advanced products, services and enhancements are complex and uncertain processes requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. Any failure by the Company to anticipate or respond adequately to technological developments or end-user requirements, or any significant delays in product and service development, introduction or integration, could result in a loss of competitiveness or revenue.

  There can be no assurance that the Company will be successful in developing and marketing new or enhanced products and services on a timely basis (if at all), that the Company will not experience difficulties that could delay or prevent the successful development, introduction, sale and integration of these products and services, or that any of its new products and services will adequately meet the requirements of the marketplace and achieve or sustain market acceptance. If the Company is unable, for any technological or other reason, to develop, introduce and sell its products and services in a timely manner, the Company's business, operating results and financial condition could be materially adversely affected. From time to time, the Company or its present or future competitors may announce new or enhanced products and services, capabilities, or technologies that have the potential to replace or shorten the life cycles of the Company's existing products and services. There can be no assurance that the announcement of new or enhanced products and services will not cause customers to delay or alter their purchasing decisions in anticipation of such products and services, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products and Services," "-- Competition" and "--Intellectual Property and Proprietary Rights."

  A significant aspect of the Company's strategy is to introduce systems and products which use its facial recognition technologies. The Company's facial recognition products have not yet been fully deployed for any customer. Moreover, there can be no assurance that the Company's facial recognition technologies will be able to operate with databases that are large enough to satisfy customer needs or that the Company's competitors will not develop the ability to provide a similar or better system. See "Business--The Viisage Solution" and "--Strategy."

RISKS ASSOCIATED WITH MANAGING EXPANSION OF OPERATIONS

  Since its inception in 1993, the Company has experienced substantial growth in its revenues and operations, and has undergone substantial changes in its business that have placed significant demands on the Company's management, working capital and financial and management control systems. Failure to upgrade the Company's operating, management and financial control systems or difficulties encountered during such upgrades could adversely affect the Company's business, financial condition and results of operations. Although the Company believes that its systems and controls are adequate to address its current needs, there can be no assurance that such systems will be adequate to address any future expansion of the Company's business. The Company's results of operations will be adversely affected if revenues do not increase sufficiently to compensate for the increase in operating expenses resulting from expansion and there can be no assurance that expansion will be profitable or that it will not adversely affect the Company's business, results of operations and financial condition. In addition, the success of any future expansion plans will depend in part upon the Company's ability to continue to improve and expand management and financial control systems and to attract, retain and motivate key personnel. There can be no assurance that the Company will be successful in these regards. See "Business--Sales and Marketing" and "--Employees," and "Management--Executive Officers and Directors."

INTENSE COMPETITION

  The market for the Company's products and services is extremely competitive and management expects this competition to intensify as the markets in which the Company's products and services are sold continue to develop.

  The Company faces competition in the identification systems market (for both digital and conventional systems) from technologically sophisticated companies, including Polaroid Corporation, Unisys Corporation, DataCard Corporation, and NBS Imaging Systems, Inc., all of which have substantially greater technical, financial, and marketing resources than the Company. In some cases, the Company may be competing with an entity which has a pre-existing relationship with a potential customer which could put the Company at a significant competitive disadvantage. As the digital identification market expands, additional competitors may seek to enter the market.

  In the field of biometric identification, the Company competes with other facial recognition providers as well as other providers of biometric solutions. Fingerprint recognition solutions have a long history of use, particularly in law enforcement applications. Other current suppliers of facial recognition solutions are software development firms. The Company expects that as the market for biometric solutions develops, larger companies with greater resources will enter the market and competition will intensify.

  To be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product and service offerings. There can be no assurance, however, that the Company will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the market. See "Business-- Competition."

RISK OF SYSTEM FAILURES; FAILURE TO MEET PERFORMANCE CRITERIA

  The success of the Company is largely dependent upon its ability to provide complex systems which can operate on an "as needed" basis. Customer contracts typically specify quality standards and include liquidated damage obligations for product or system failures. Although the Company attempts to mitigate the risk of system failure by, in some cases, deploying back-up systems and having skilled maintenance personnel on call, product or system failures could result in increased costs, lower margins, liquidated damage payment obligations and damage to the Company's reputation. Such damage could result in contract terminations and have a material adverse effect on the Company's business, operating results and financial condition and on its ability to attract new customers.

  Systems and products as complex as those offered by the Company can contain undetected errors. There can be no assurance that errors will not be found in systems after implementation, resulting in loss or delay in market acceptance, increased service and maintenance costs, or damage to the Company's standing in its industry. Such loss or delay may have a material adverse effect on the Company's business, financial condition or results of operations.

  The Company's contracts typically require that identification cards that become defective within a specified number of years be replaced without additional charge. Historically, the digital identification card industry has experienced problems with color dye-migration. Although the Company has subjected its cards to tests that are designed to assess their durability, the Company's cards have not been subject to actual use over an extended number of years. A substantial failure of the Company's cards to meet performance requirements could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Products and Services."

RISK OF TAMPERING

  The Company's systems produce identification cards which can have significant value to those intent on committing fraud. Accordingly, the Company's systems or the cards produced by those systems may be susceptible to tampering attempts. If the Company's systems or cards do not prove to be sufficiently tamper-resistant, relations with customers could be strained, customer contracts could be cancelled or not renewed and, as a result, there could be a material adverse effect on the Company's business, operating results, financial condition and reputation.

RISK OF MISIDENTIFICATION OR FAILURE TO MAKE ACCURATE IDENTIFICATIONS

  The Company's facial recognition technologies are being designed to, among other things, detect fraud, control access and provide point-of-sale verification. Although the Company's customers will be responsible for the application of the Company's systems, the Company could be susceptible to claims from individuals who are wrongly accused of fraud, denied access or denied the opportunity to make a purchase. Moreover, the Company could be liable if its facial recognition technologies fail to detect such fraud and material damage results. Such liability could have a material adverse effect on the Company's business, operating results, financial condition and reputation. See "Business--Products and Services."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS; POTENTIAL COSTS OF ENFORCEMENT OR DEFENSE

  The Company's business is substantially dependent on intellectual property which it licenses from Lau Technologies and Facia Reco Associates, Limited Partnership ("Facia Reco"). See "Business--Intellectual Property and Proprietary Rights" and "Relationship and Certain Transactions with Lau Technologies--License Agreement." Lau currently has four U.S. patent applications outstanding and has made corresponding copyright filings which relate to the Company's SensorMast, Visual Inspection System and proprietary software. Lau has filed foreign patent applications which correspond to three of these domestic applications. The Company's license agreement with Facia Reco includes the right to use and sublicense certain U.S. patents and registered copyrights for facial recognition systems which Facia Reco licenses from the Massachusetts Institute of Technology and Intelligent Vision Systems, Inc. The Massachusetts Institute of Technology has applied to extend its patent rights to certain jurisdictions in Europe and in Singapore. One of Lau's four filed patent applications is directed to an enhancement of one of the patents licensed to Lau by Facia Reco. At Lau's request and expense, the Massachusetts Institute of Technology has filed for a broadening reissue patent. Any broadening reissue patent will be licensed through Facia Reco.

  There can be no assurance that any of the U.S. or foreign patents applied for by Lau or the foreign patents applied for by the Massachusetts Institute of Technology will be issued or that, if issued, they will provide protection against competitive technologies or will be held valid and enforceable if challenged. Moreover, there can be no assurance that the Company's competitors would not be able to design around any such proprietary right or obtain rights that the Company would need to license or circumvent in order to practice under these patents and copyrights. See "Business--Intellectual Property and Proprietary Rights."

  The Company may be notified, from time to time, that it is infringing certain patents and other intellectual property rights of others. The Company has been subject to such claims in the past. For example, the Company recently received a letter from an attorney on behalf of the holder of a patent on a system for scanning and encoding images from a personal identification card. Although the Company believes that its products and systems do not infringe such patent, there can be no assurance that this or other patent holders will not initiate patent litigation. Litigation, which could result in substantial cost to and diversion of resources of the Company, may be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. In the event of an adverse ruling in such litigation, the Company might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products and services, expend significant resources to develop non-infringing technology or obtain licenses to the competing technology. No assurance can be given that licenses will be obtainable on acceptable terms or at all, that the damages for infringement will not be assessed or that litigation will not occur. The failure to obtain necessary licenses or other rights or adverse or protracted litigation arising out of any such claims could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Intellectual Property and Proprietary Rights."

  In addition, the Company's ability to develop new technologies will depend on the continued innovation, technical expertise and know-how of its employees and consultants. Although the Company has a policy of requiring its employees and consultants to execute confidentiality agreements, there can be no assurance that this procedure will be adequate to prevent misappropriation of the Company's technology, nor can the Company be assured that its competitors will not independently develop technologies that are substantially equivalent or superior to those of the Company. See "Business--Intellectual Property and Proprietary Rights."

DEPENDENCE ON SOLE OR LIMITED SOURCES OF SUPPLY

  The Company relies to a substantial extent on outside vendors to manufacture or develop certain components and software which are integrated with the Company's systems, some of which are obtained from a single supplier or a limited group of suppliers. The Company's reliance on outside vendors generally, and a sole or a limited group of suppliers in particular, involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over quality, pricing and timing of delivery of components. Because the production of certain of these components is specialized and requires long lead times, there can be no assurance that delays or shortages caused by vendors will not occur. Any inability to obtain adequate deliveries, or any other circumstance that would require the Company to seek alternative sources of supply, could delay implementation of the Company's systems, increase its project costs and materially adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Manufacturing."

DEPENDENCE ON KEY PERSONNEL

  The Company's performance depends to a significant extent upon a number of senior management and technical personnel. The loss of the services of one or more key employees could have a material adverse effect on the Company. The Company does not maintain key-person life insurance on any of its key employees. The Company's future financial results will depend in large part upon its ability to attract and retain highly skilled technical, managerial and marketing personnel and the ability of its officers and key employees to manage growth successfully, to implement appropriate management information systems and controls and to continue successful development of new products and services and enhancements to existing products and services. Competition for such personnel is intense, and there can be no assurance that the Company will continue to be successful in attracting and retaining the personnel it requires to develop successfully new and enhanced products. In addition, the Company has long-standing relationships with certain independent consultants which are important to the Company's ability to develop its products in a timely manner. The disruption of any of these relationships could have a material adverse effect on the Company. See "Business--Employees" and "Management."

RISKS ASSOCIATED WITH INTERNATIONAL ACTIVITIES

  The Company expects sales to customers located outside the United States to increase in significance as it expands its international marketing efforts. Risks inherent in the Company's international business activities include difficulties in staffing and managing international operations, difficulties in enforcing intellectual property rights, currency fluctuations and currency management issues, imposition of public sector controls, trade restrictions, political and economic instability and the burdens of complying with a wide variety of foreign laws and regulations. To the extent that the Company is unable to expand international sales in a timely and cost-effective manner, the Company's business could be materially adversely affected. See "Business-- Strategy."

NO PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price for the Common Stock to be sold in this offering will be determined by agreement between the Company and the Representatives of the Underwriters and may not be indicative of future market prices. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, including announcements of developments related to the Company's business, general industry conditions or the worldwide economy, announcements of technological innovations, new products, product enhancements or services by the Company or its competitors, developments in patents or other intellectual property rights and developments in the Company's relationships with customers and suppliers. In addition, in recent years the stock market has experienced large price and volume fluctuations that have often been unrelated to the operating performance of specific companies or market sectors. Such fluctuations, as well as general economic and market conditions, could have a material adverse effect on the market price of the Company's Common Stock.

RISKS ASSOCIATED WITH CONTROL BY LAU TECHNOLOGIES

  Following the completion of this offering, Lau will own approximately 67% of the Company's outstanding Common Stock (approximately 64% if the Underwriters' over-allotment option is exercised). As a result, Lau will be able to control matters requiring approval by the stockholders of the Company, including the election of all of the directors and most corporate actions. The voting power of Lau could have the effect of causing, delaying or preventing a change in control of the Company. There can be no assurance that Lau's ability to prevent or cause a change in control of the Company will not have a material adverse effect on the price of the Common Stock. See "Principal and Selling Stockholders."

POTENTIAL CONFLICTS OF INTEREST

  The Company has entered into certain agreements with Lau which govern certain aspects of the parties' relationship on an ongoing basis, including the licensing of certain technologies and the provision of certain administrative services and facilities. Under the terms of such agreements, Lau has reserved the right to use such technologies in a certain field. See "Business--Intellectual Property and Proprietary Rights." In addition, the Company and Lau have covenanted not to compete with each other for ten years.

  Further, the Company's Chairman of the Board of Directors is an employee of Lau and is married to Lau's majority stockholder. There can be no assurance that conflicts of interest between Lau and the Company will not arise with respect to the contractual arrangements, any services which might be provided by Lau in the future or other matters. Any adverse change in the Company's relationship with Lau could have a material adverse effect on the Company's business, financial condition and results of operations. See "Relationship and Certain Transactions with Lau Technologies."

POTENTIAL ADVERSE IMPACT OF ANTITAKEOVER PROVISIONS ON MARKET PRICE OF SHARES

  The Company's Certificate of Incorporation and By-laws contain provisions that could discourage a proxy contest or make more difficult the acquisition of a substantial block of the Company's Common Stock. For example, the Company's Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and, unless approved in advance by the Board, may not be effected by any consent in writing. The By-laws require specified advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present to any annual or special meeting of stockholders. The Certificate of Incorporation and By-laws also provide for a classified Board of Directors, and members of the Board may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company issued and outstanding and entitled to vote. Furthermore, the affirmative vote of the holders of at least two-thirds of the capital stock issued and outstanding and entitled to vote is required to amend or repeal these provisions. In addition, the Board of Directors, without further approval, may issue preferred or common stock that could have the effect of delaying, deterring or preventing a change in control of the Company. The issuance of preferred stock could also adversely effect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no present plans to issue any preferred or additional shares of Common Stock. See "Description of Capital Stock."

  Following this offering, the Company will become subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 may limit the ability of stockholders to approve a transaction that they deem to be in their best interests. The foregoing and other provisions of the Certificate of Incorporation and By-laws and the application of Section 203 could have the effect of deterring certain takeovers or delaying or preventing certain changes in control or management of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have a total of 7,680,000 shares of Common Stock outstanding, of which the 2,500,000 shares offered hereby will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining 5,180,000 shares of Common Stock outstanding are "restricted securities" as that term is defined by Rule 144 and Rule 701 as promulgated under the Securities Act (the "Restricted Shares"). All 5,180,000 Restricted Shares will be eligible for sale upon the expiration of the respective two-year holding periods subject to the conditions of Rule 144, such holding periods to expire on or around the second anniversary of the date of this Prospectus. The Securities and Exchange Commission (the "Commission") has proposed certain amendments to Rule 144 that would reduce by one year the holding periods required for shares subject to Rule 144 to become eligible for resale in the public market. This proposal, if adopted, would permit earlier resale of shares of Common Stock currently subject to holding periods under Rule 144. No assurance can be given concerning whether or when the proposal will be adopted by the Commission. Furthermore, all 5,180,000 Restricted Shares are subject to a lock-up agreement expiring 180 days following the date of this Prospectus. Such agreements provide that Cowen & Company may, in its sole discretion and at any time without notice, release all or a portion of the shares subject to these lock-up agreements. Following the date of this Prospectus, the Company intends to register on one or more registration statements on Form S-8 approximately 1,437,750 shares of Common Stock issuable under its stock option plans. Of the shares issuable under its option plans, 1,427,100 shares were subject to outstanding options as of October 8, 1996, of which 255,600 options were exercisable within 180 days following the date of this Prospectus. These 255,600 options and the shares of Common Stock issuable upon the exercise thereof are subject to lock-up agreements described above. Shares covered by such registration statements will be eligible for sale in the public market after the effective date of such registration. See "Management--Incentive and Stock Plans" and "Shares Eligible for Future Sale."

IMMEDIATE AND FUTURE DILUTION

  Purchasers of Common Stock offered hereby will incur immediate and substantial dilution from the initial public offering price. Additional dilution will occur upon the exercise of outstanding stock options. See "Dilution."

LACK OF DIVIDENDS

  The Board of Directors anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock. In addition, the payment of cash dividends by the Company is expected to be restricted under the Company's financing facilities, prohibiting the Company from paying any cash dividends without lenders' prior approvals. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by it hereby are estimated to be $17,775,000 ($21,262,500 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $10.00 per share and after deducting the estimated underwriting discount and offering expenses payable by the Company. Viisage will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholder. The primary purposes of this offering are to repay certain indebtedness, increase the Company's equity capital and financial flexibility, create a public market for the Common Stock, facilitate future access by the Company to public capital markets and provide working capital to fund the Company's growth.

  The Company intends to use a portion of the net proceeds to repay all of the Company's indebtedness under a bank line of credit maintained by Lau, of which approximately $8.8 million was outstanding as of June 30, 1996. Lau's credit facility provides a line of credit of up to $15.0 million, bears interest at the lender's base rate or LIBOR-based options (7.6% as of June 30, 1996) and matures on June 30, 1998. The Company has used the proceeds from the line of credit for working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company is negotiating its own credit facility to take effect after completion of this offering.

  The Company expects to use the remainder of the net proceeds from this offering for general corporate purposes, including working capital. The Company may also use a portion of such net proceeds for acquisitions of businesses, products or technologies that are complementary to those of the Company. While the Company from time to time evaluates such potential acquisitions, the Company currently has no understandings, commitments or agreements with respect to any acquisitions. Except as stated above, the Company has not determined the amounts it plans to expend with respect to each of the expected uses or the timing of such expenditures. As a consequence, management will have the discretion to allocate the net proceeds from this offering. The amounts actually expended for each use may vary significantly depending on a number of factors, including the amount of future revenues, the amount of cash generated or used by the Company's operations, the progress of the Company's product development efforts, technological advances, the status of competitive products and services and acquisition opportunities presented to the Company. Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business. See "Risk Factors--Lack of Dividends."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1996 (i) on an actual basis, (ii) on a pro forma basis, reflecting the estimated net deferred income tax liability that will be recorded as a result of the transfer by Lau of its Viisage Technology Division to Viisage as discussed in "Relationship and Certain Transactions with Lau Technologies" and Notes 1 and 2 of the Notes to Financial Statements and (iii) as adjusted to reflect the transactions with respect to the transfer by Lau of the Viisage Technology Division to the Company as discussed in "Relationship and Certain Transactions with Lau Technologies," which transfer shall be completed on the effective date of the registration statement relating to this offering, and the sale by the Company of the Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the application of the net proceeds therefrom. The table should be read in conjunction with the Financial Statements of the Company and related notes thereto. See also "Use of Proceeds," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                       AS OF JUNE 30, 1996
                                                  -----------------------------
                                                                     PRO FORMA
                                                  ACTUAL  PRO FORMA AS ADJUSTED
                                                  ------- --------- -----------
                                                         (IN THOUSANDS)
Current portion of long-term obligations......... $   512  $   512    $   512
                                                  =======  =======    =======
Long-term debt...................................   8,809    8,809        --
Capital lease obligations........................   1,394    1,394      1,394
Net assets.......................................     902      802        --
Shareholders' equity:
  Preferred Stock, $.001 par value, 2,000,000
   shares authorized, no shares outstanding actu-
   al, pro forma and as adjusted.................     --       --         --
  Common Stock, $.001 par value, 20,000,000
   shares authorized, no shares issued and out-
   standing actual and pro forma; 7,680,000
   shares issued and outstanding as adjusted(1)..     --       --           8
  Additional paid-in capital.....................     --       --      18,569
  Retained earnings..............................     --       --         --
                                                  -------  -------    -------
  Total stockholders' equity.....................     --       --      18,577
                                                  -------  -------    -------
    Total capitalization......................... $11,105  $11,005    $19,971
                                                  =======  =======    =======

--------
(1) Excludes 1,437,750 shares of Common Stock reserved for issuance upon the exercise of options, of which 1,427,100 have been granted under the Company's 1996 Management Stock Option Plan and 1996 Director Stock Option Plan. See "Management--Incentive and Stock Plans."

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1996 was $802,000, or $0.14 per share. Pro forma net tangible book value per share is determined by dividing the number of shares of Common Stock outstanding into the tangible net worth (tangible assets less total liabilities) of the Company after giving effect to the transactions with Lau that are incident to the formation of the Company. See "Relationship and Certain Transactions with Lau Technologies." After giving effect to the sale by the Company of the 2,000,000 shares of Common Stock offered by it hereby, at an assumed initial public offering price of $10.00 per share, and the application of the net proceeds thereof (after deducting estimated underwriting discount and offering expenses), the pro forma net tangible book value of the Company at June 30, 1996 would have been $18,577,000, or $2.42 per share. This represents an immediate increase in the net tangible book value of $2.28 per share to Lau and an immediate dilution of $7.58 per share to new investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share...............       $10.00
     Pro forma net tangible book value........................... $ .14
     Increase in net tangible book value attributable to new in-
      vestors....................................................  2.28
                                                                  -----
   Pro forma net tangible book value after this offering.........         2.42
                                                                        ------
   Pro forma dilution to new investors...........................       $ 7.58
                                                                        ======

  The following table sets forth, on a pro forma basis at June 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by Lau, and by purchasers of the shares of Common Stock offered hereby (at an assumed initial public offering price of $10.00 per share), before deducting the estimated underwriting discount and offering expenses payable by the Company:

                          SHARES PURCHASED (1)    TOTAL CONSIDERATION (1)
                         ----------------------- ---------------------------
                                                                               AVERAGE PRICE
                           NUMBER      PERCENT      AMOUNT          PERCENT      PER SHARE
                         ------------ ---------- --------------    ----------  --------------
Existing stockholder....    5,680,000      74.0% $      902,000(2)       4.3%    $ 0.16
New investors...........    2,000,000      26.0      20,000,000         95.7      10.00
                         ------------  --------  --------------     --------
  Total.................    7,680,000     100.0% $   20,902,000        100.0%
                         ============  ========  ==============     ========

--------
(1) Sales by Lau in this offering will reduce the number of shares held by Lau to 5,180,000 shares, or 67% (approximately 64% if the over-allotment option is exercised in full) of the total number of shares to be outstanding after this offering, and will increase the number of shares held by new investors to 2,500,000 shares, or 33% of the total shares of Common Stock outstanding after this Offering. See "Principal and Selling Stockholders."
(2) The investment by the existing stockholder represents the net assets of the Company as of June 30, 1996.

  The foregoing calculations assume no exercise of stock options after June 30, 1996. At June 30, 1996, 1,427,100 shares of Common Stock were subject to options at a weighted average exercise price of $3.20 per share under the 1996 Management Stock Option Plan and the 1996 Director Stock Option Plan. To the extent options are exercised, there will be further dilution to new investors. See "Risk Factors--Immediate and Future Dilution," "Management--Incentive and Stock Plans" and Note 9 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below for all periods and dates indicated, except the period ended July 2, 1995, are derived from financial statements that have been audited by Arthur Andersen LLP, independent public accountants. Except for the balance sheet as of December 31, 1993, these financial statements are included elsewhere in this Prospectus. The selected financial data for the six months ended July 2, 1995 were derived from the unaudited Statement of Operations of the Company which is included elsewhere in this Prospectus. In the opinion of management, the unaudited Statement of Operations has been prepared on the same basis as the audited financial statements referred to above and includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the Company's results of operations for the period indicated. The financial data set forth below covers the period from inception of the business that will comprise the Company through June 30, 1996. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for any future period. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and related notes thereto included elsewhere in this Prospectus.

                                   YEARS ENDED DECEMBER 31,   SIX MONTHS ENDED
                                  --------------------------  -----------------
                                                              JULY 2,  JUNE 30,
                                   1993     1994      1995     1995      1996
                                  -------  -------  --------  -------  --------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues........................  $   505  $ 1,257  $ 11,221  $ 5,395  $11,870
Project costs...................      456    1,140    10,361    4,972    9,653
                                  -------  -------  --------  -------  -------
Project margin..................       49      117       860      423    2,217
                                  -------  -------  --------  -------  -------
Operating expenses:
  Sales and marketing...........    1,185    1,596       999      431      735
  Research and development......       47      201     1,089      597      128
  General and administrative....      289      681     1,204      513      890
                                  -------  -------  --------  -------  -------
    Total operating expenses....    1,521    2,478     3,292    1,541    1,753
                                  -------  -------  --------  -------  -------
Operating income (loss).........   (1,472)  (2,361)   (2,432)  (1,118)     464
Interest expense................      --        40       515      133      387
                                  -------  -------  --------  -------  -------
Income (loss) before income
 taxes..........................   (1,472)  (2,401)   (2,947)  (1,251)      77
Income taxes....................      --       --        --       --         3
                                  -------  -------  --------  -------  -------
Net income (loss)...............  $(1,472) $(2,401) $ (2,947) $(1,251) $    74
                                  =======  =======  ========  =======  =======
Net income (loss) per share(1)..  $( 0.24) $ (0.39) $  (0.47) $ (0.20) $  0.01
                                  =======  =======  ========  =======  =======
Weighted average number of
 common shares (1)..............    6,225    6,225     6,225    6,225    6,225
                                  =======  =======  ========  =======  =======

                                           DECEMBER 31,        JUNE 30, 1996
                                        ------------------- --------------------
                                        1993  1994   1995   ACTUAL  PRO FORMA(2)
                                        ---- ------ ------- ------- ------------
BALANCE SHEET DATA:
Working capital........................ $368 $2,509 $ 7,413 $ 9,077   $ 9,077
Total assets...........................  914  3,999  11,285  14,959    14,959
Long-term obligations..................  --     955   8,319  10,203    10,203
Net assets(3)..........................  368  1,554   1,323     902       802

--------
(1) See Note 2 of Notes to Financial Statements for information concerning the computation of net income (loss) per share.
(2) Pro forma amounts reflect the estimated net deferred income tax liability that will be recorded as a result of the transfer by Lau of its Viisage Technology Division to Viisage as discussed in "Relationship and Certain Transactions with Lau Technologies" and Notes 1 and 2 of the Notes to Financial Statements.
(3) Net assets represent Lau's net investment in the Company during the time the Company operated as a division of Lau.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Financial Statements and notes thereto included elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements whenever they appear in this Prospectus. This Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed in "Risk Factors" as well as those discussed elsewhere herein.

OVERVIEW

  Viisage's objective is to become a leading worldwide provider of digital identification systems and solutions. The Company designs, sells and implements turnkey digital identification systems intended to deter fraud and to reduce customers' identification program costs. These systems capture facial images, demographic information and other biological identifiers, produce identification cards, and create relational databases containing this information. Using its software design and systems integration capabilities, the Company is able to combine its proprietary software and hardware products with commercially available components and customers' existing systems, creating a complete customized solution. In addition, the Company is developing proprietary facial recognition software designed to identify individuals in a large database of faces on a real-time basis.

  The Company began operations in 1993 as a division of Lau Technologies, a provider of systems integration services and products for sophisticated electronic systems. The Viisage Technology Division was formed as part of Lau's strategy to leverage its capabilities into emerging markets. Prior to the effective date of this offering, Lau will transfer substantially all of the assets, liabilities and operations of its Viisage Technology Division to the Company in exchange for 5,680,000 shares of the Company's Common Stock. See "Relationship and Certain Transactions with Lau Technologies." Following these transactions, Lau will own approximately 67% of the Company's Common Stock (approximately 64% if the over-allotment option is exercised in full).

  Viisage's revenues increased from $505,000 in 1993 to $11.2 million in 1995 and $11.9 million for the six months ended June 30, 1996. This growth was due primarily to an increase in the number of large competitively bid contracts for card-based digital identification systems awarded to the Company and, to a lesser extent, contract modifications from these customers. The Company believes that the increasing acceptance of digital identification technology in recent years, its commitment to providing customized solutions for its customers needs, its expertise in facial imaging and its proprietary software and hardware products have contributed to its growth and will be important to its future success.

  Substantially all of the Company's revenues are currently derived from public sector customers and contractors to such customers. The Company believes for the foreseeable future that it will continue to derive a significant portion of its revenues from a limited number of large contracts. During 1993 and 1994 one contract accounted for all of the Company's revenues. For the year ended December 31, 1995 and the six months ended June 30, 1996, three customers and four customers, respectively, each accounted for more than 10% of the Company's revenues, representing an aggregate of 85% and 81% of revenues in those periods, respectively.

  The Company provides systems and services principally under contracts that have five-year terms, provide for several annual renewals after the initial contract term and include an implementation period of up to twelve months after the contract has been awarded. Contracts generally provide for a fixed price for the system and/or for each card produced. Contract prices vary depending on, among other things, design and integration complexities, the nature and number of workstations and sites, the projected number of cards to be produced, the level of post-installation support and the competitive environment.

  The Company recognizes revenues and project costs using the percentage of completion method based on labor costs incurred and/or cards produced. These amounts are typically higher during the implementation phase of a contract due to the higher level of labor costs incurred during this period. Contract losses, if any, are recognized in the period in which they become determinable. Generally, contracts provide for billing when contract milestones are met and/or cards are produced.

  Project margin improved significantly during the first six months of 1996 due to the Company's ability to reduce project costs by leveraging its experience with the design, development and implementation of large digital identification solutions. The Company believes that it will experience further improvements in project margin principally from cost savings for design, development and implementation. However, there can be no assurance that such improvements will be achieved.

  The Company's ability to achieve revenue growth and profitability is dependent upon its ability to add new customers and retain existing customers. Accordingly, the Company anticipates that it will continue to make significant expenditures for sales and marketing as the Company adds resources and initiates operations in additional markets.

  In response to customer needs during 1993, 1994 and 1995, the Company developed proprietary software that supports all current industry standard operating systems, networking environments and proprietary image capture and inspection products. Development costs that benefited specific projects were recorded as project costs and costs that did not benefit specific projects were recorded as research and development expenses. The Company has not capitalized any software development costs because costs incurred subsequent to achieving technological feasibility have not been material. The Company believes that the software and hardware products developed in prior periods will support its card-based identification system offerings for the foreseeable future. In addition to its own development efforts, Viisage has also benefited from research and development conducted by Lau for projects that were not related to Viisage and, through Lau's license with Facia Reco Associates, Limited Partnership ("Facia Reco"), from certain research activities at the Massachusetts Institute of Technology. Following the transfer discussed above, the Company believes that it will continue to benefit from such activities under license arrangements with Lau and Facia Reco. The Company's ongoing development activities are expected to focus primarily on facial recognition products and services.

  The Company's operations prior to the transfer discussed above were included in the income tax returns of Lau, an S corporation. After the transfer, the Company will be subject to federal and state income taxation at the corporate level and will be required to file its own separate tax returns. The Company anticipates that it will recognize a non-recurring charge relating to a net deferred tax liability of approximately $100,000 arising from the change in its tax status in the quarter in which the transfer occurs.

  The Company's results of operations are significantly affected by, among other things, the timing of award and performance on contracts. As a result, the Company's revenues and income may fluctuate from quarter to quarter, and comparisons over longer periods of time may be more meaningful. The Company's results of operations are not seasonal since contracts are awarded and performed throughout the year.

RECENT DEVELOPMENTS

  The following table shows certain financial information for the periods ended October 1, 1995 and September 29, 1996. This information is derived from unaudited financial statements that include, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the information for the periods presented. The operating results for any period are not necessarily indicative of results to be expected for any future period.

                                THREE MONTHS ENDED       NINE MONTHS ENDED
                             ------------------------ ------------------------
                             OCTOBER 1, SEPTEMBER 29, OCTOBER 1, SEPTEMBER 29,
                                1995        1996         1995        1996
                             ---------- ------------- ---------- -------------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues....................   $2,711      $6,258       $8,106      $18,128
Project margin..............      223       1,542          646        3,759
Operating income (loss).....     (560)        507       (1,678)         971
Net income (loss)...........     (748)        285       (1,999)         359
Net income (loss) per
 share......................    (0.12)       0.05        (0.32)        0.06
                               ======      ======       ======      =======
Weighted average number of
 common shares..............    6,225       6,225        6,225        6,225
                               ======      ======       ======      =======

  For the three months and nine months ended September 29, 1996, as compared to the comparable periods for 1995, revenues increased 131% and 124%, respectively. Project margin increased 592% and 482%, respectively, and as a percentage of revenues, project margin increased to 25% and 21% for the 1996 periods, from 8% for the 1995 periods. Operating income and net income also increased significantly. These increases are due primarily to the same factors discussed in the "--Results of Operations" section below for the six months ended June 30, 1996.

RESULTS OF OPERATIONS

  The following table sets forth certain financial information as a percentage of revenues for the periods indicated.

                                YEARS ENDED DECEMBER 31,      SIX MONTHS ENDED
                             ------------------------------   ----------------
                                                              JULY 2, JUNE 30,
                               1993       1994       1995      1995     1996
                             --------   --------   --------   ------- --------
Revenues....................      100 %      100 %     100 %    100 %   100%
Project costs...............       90         91        92       92      81
                             --------   --------   -------      ---     ---
Project margin..............       10          9         8        8      19
Operating expenses:
  Sales and marketing.......      235        127         9        8       6
  Research and development..        9         16        10       11       1
  General and
   administrative...........       57         54        11       10       8
                             --------   --------   -------      ---     ---
    Total operating
     expenses...............      301        197        30       29      15
                             --------   --------   -------      ---     ---
Operating income (loss).....     (291)      (188)      (22)     (21)      4
Interest expense............       --          3         4        2       3
                             --------   --------   -------      ---     ---
Income (loss) before income
 taxes......................     (291)      (191)      (26)     (23)      1
Income taxes................       --         --        --       --      --
                             --------   --------   -------      ---     ---
Net income (loss)...........     (291)%     (191)%     (26)%    (23)%     1%
                             ========   ========   =======      ===     ===

 Six Months Ended June 30, 1996 and July 2, 1995

  Revenues. Revenues are derived principally from systems implementation, card production and related services under multi-year contracts. Revenues increased 120% to $11.9 million for the six months ended June 30, 1996 from $5.4 million for the six months ended July 2, 1995. The increase was due to an increase in the number of contracts being performed during the six months ended June 30, 1996.

  Project Costs and Margin. Project costs consist primarily of hardware, consumables (printer ribbons, cards, holographic overlays, etc.), system design, software development and implementation labor, maintenance and overhead. Project costs increased 94% to $9.7 million for the six months ended June 30, 1996 from $5.0 million for the six months ended July 2, 1995. This increase was due to the Company's increased level of contract performance during the 1996 period. As a percentage of revenues, project costs decreased to 81% for the 1996 period from 92% for the 1995 period. This decrease reflects cost savings on design, development and implementation activities resulting from the Company's increased experience with and resources for digital identification solutions. Project margin increased 424% to $2.2 million for the six months ended June 30, 1996 from $423,000 for the six months ended July 2, 1995, reflecting the increase in revenues and cost savings discussed above. As a percentage of revenues, project margin increased to 19% for the 1996 period from 8% for the 1995 period.

  Sales and Marketing. Sales and marketing expenses consist primarily of compensation and professional service fees for marketing, bid and proposal and customer support activities. Sales and marketing expenses increased 71% to $735,000 for the six months ended June 30, 1996 from $431,000 for the six months ended July 2, 1995. This increase principally reflects an increase in proposal activity and the addition of marketing personnel during the first six months of 1996. As a percentage of revenues, sales and marketing expenses decreased to 6% for the 1996 period from 8% for the 1995 period due to revenues increasing at a greater rate than such expenses during the 1996 period.

  Research and Development. Research and development expenses consist principally of compensation, outside services and materials utilized for product and software development activities that are not related to specific projects. Research and development expenses decreased 79% to $128,000 for the six months ended June 30, 1996 from $597,000 for the six months ended July 2, 1995, and decreased as a percentage of revenues to 1% for the 1996 period from 11% for the 1995 period. These decreases reflect the completion in 1995 of the development of certain proprietary software to support industry standard computing environments and proprietary hardware products for the Company's card-based systems and the increase in revenues in the 1996 period described above. Expenditures for the six months ended June 30, 1996 relate primarily to the Company's facial recognition products and do not reflect the benefits to the Company from the efforts of Lau and the Massachusetts Institute of Technology discussed in the "--Overview" section above.

  General and Administrative. General and administrative expenses consist principally of compensation for executive management, finance and administrative personnel and outside professional fees. General and administrative expenses increased 74% to $890,000 for the six months ended June 30, 1996 from $513,000 for the six months ended July 2, 1995. The increase in expenses was due primarily to the addition of management personnel during the fourth quarter of 1995 and increased management activities related to the growth in the Company's business. As a percentage of revenues, general and administrative expenses decreased to 8% for the 1996 period from 10% for the 1995 period due to revenues increasing at a greater rate than such expenses in the 1996 period. The Company has employment and noncompetition agreements with certain officers. See "Management--Employment Agreements."

  Interest Expense. The increase in interest expense to $387,000 for the six months ended June 30, 1996 from $133,000 for the six months ended July 2, 1995 principally reflects the increase in the level of borrowings during the six months ended June 30, 1996.

 Years Ended December 31, 1995, 1994, and 1993

  Revenues. Revenues increased 793% to $11.2 million in 1995 from $1.3 million in 1994 and 149% in 1994 from $505,000 in 1993. The increase in 1995 was due primarily to performance on several contracts awarded during the fourth quarter of 1994 and the first quarter of 1995. The Company began operations in 1993 and its first contract was awarded late that year. Revenues for 1994 and 1993 were derived solely from this contract and the increase in revenue for 1994 was due to a full year of performance on the aforementioned contract.

  Project Costs and Margin. Project costs increased 809% to $10.4 million in 1995 from $1.1 million in 1994 and 150% in 1994 from $456,000 in 1993. These increases reflect the increased level of contract performance each year. As a percentage of revenues, project costs increased to 92% in 1995 from 91% in 1994 and 90% in 1993. These percentages reflect additional development costs incurred to design, develop, and integrate system components and industry standard software for the first time. Project margin increased 635% to $860,000 in 1995 from $117,000 in 1994 and 139% in 1994 from $49,000 in 1993 reflecting the increases in revenues and development costs discussed above. As a percentage of revenues, project margin decreased to 8% in 1995 from 9% in 1994 and 10% in 1993.

  Sales and Marketing. Sales and marketing expenses decreased 37% to $1.0 million in 1995 from $1.6 million in 1994 and increased 35% in 1994 from $1.2 million in 1993. The decrease in 1995 reflects improved controls over bid and proposal costs and the Company's decision not to pursue certain opportunities due to funding constraints. The increase in expenses for 1994 reflects an increase in proposal activity. As a percentage of revenues, sales and marketing expenses decreased to 9% in 1995 from 127% in 1994 and 235% in 1993 due primarily to revenues increasing at a greater rate than such expenses in the 1996 period.

  Research and Development. Research and development expenses increased 442% to $1.1 million in 1995 from $201,000 in 1994 and increased 328% in 1994 from $47,000 in 1993. The significant increase in expenses during 1995 reflects the completion of the development of certain proprietary software to support industry standard computing environments and the development of proprietary hardware products for the Company's card-based systems. As a percentage of revenues, these expenses decreased to 10% in 1995 from 16% in 1994 and increased in 1994 from 9% in 1993. These fluctuations were due to the increase in revenues each period at a greater or lesser rate than such expenses.

  General and Administrative. General and administrative expenses increased 77% to $1.2 million in 1995 from $681,000 in 1994 and 136% in 1994 from
$289,000 in 1993. These increases reflect the increased level of management activity due to the growth in the Company's business and the addition of certain management personnel during the fourth quarter of 1995. As a percentage of revenues, general and administrative expenses decreased to 11% in 1995 from 54% in 1994 and 57% in 1993 due primarily to revenues increasing at a greater rate than such expenses during the 1996 period.

  Interest Expense. Interest expense increased to $515,000 in 1995 from $40,000 in 1994 and none in 1993. These increases were due principally to the increase in borrowings to fund operations.

QUARTERLY RESULTS

  The following table sets forth certain quarterly financial information for 1995 and the first two quarters of 1996. This information is derived from unaudited financial statements that include, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

                                              THREE MONTHS ENDED
                          ------------------------------------------------------------
                          APRIL 2, JULY 2,  OCTOBER 1, DECEMBER 31, MARCH 31, JUNE 30,
                            1995    1995       1995        1995       1996      1996
                          -------- -------  ---------- ------------ --------- --------
                                                (IN THOUSANDS)
Revenues................   $2,549  $2,846     $2,711      $3,115     $5,737    $6,133
Project costs...........    2,313   2,659      2,488       2,901      4,711     4,942
                           ------  ------     ------      ------     ------    ------
Project margin..........      236     187        223         214      1,026     1,191
                           ------  ------     ------      ------     ------    ------
Operating expenses:
  Sales and marketing...      164     267        285         283        356       379
  Research and develop-
   ment.................      380     217        198         294         85        43
  General and adminis-
   trative..............      243     270        300         391        392       498
                           ------  ------     ------      ------     ------    ------
    Total operating ex-
     penses.............      787     754        783         968        833       920
                           ------  ------     ------      ------     ------    ------
Operating income
 (loss).................     (551)   (567)      (560)       (754)       193       271
Interest expense........       29     104        188         194        187       200
                           ------  ------     ------      ------     ------    ------
Income (loss) before in-
 come taxes.............     (580)   (671)      (748)       (948)         6        71
Income taxes............      --      --         --          --        --           3
                           ------  ------     ------      ------     ------    ------
Net income (loss).......   $ (580) $ (671)    $ (748)     $ (948)    $    6    $   68
                           ======  ======     ======      ======     ======    ======

  The following table sets forth, as a percentage of revenues, certain quarterly financial information for 1995 and the first two quarters of 1996.

                                              THREE MONTHS ENDED
                          -----------------------------------------------------------
                          APRIL 2, JULY 2, OCTOBER 1, DECEMBER 31, MARCH 31, JUNE 30,
                            1995    1995      1995        1995       1996      1996
                          -------- ------- ---------- ------------ --------- --------
Revenues................    100 %    100 %    100 %       100 %       100 %    100%
Project costs...........     91       93       92          93          82       81
                            ---      ---      ---         ---         ---      ---
Project margin..........      9        7        8           7          18       19
                            ---      ---      ---         ---         ---      ---
Operating expenses:
  Sales and marketing...      6        9       11           9           6        6
  Research and develop-
   ment.................     15        8        7           9           2        1
  General and adminis-
   trative..............     10       10       11          13           7        8
                            ---      ---      ---         ---         ---      ---
    Total operating ex-
     penses.............     31       27       29          31          15       15
                            ---      ---      ---         ---         ---      ---
Operating income
 (loss).................    (22)     (20)     (21)        (24)          3        4
Interest expense........      1        4        7           6           3        3
                            ---      ---      ---         ---         ---      ---
Income (loss) before in-
 come taxes.............    (23)     (24)     (28)        (30)        --         1
Income taxes............     --      --        --          --         --        --
                            ---      ---      ---         ---         ---      ---
Net income (loss).......    (23)%    (24)%    (28)%       (30)%       --         1%
                            ===      ===      ===         ===         ===      ===

  The Company's quarterly results reflect the factors discussed in the "-- Overview" and "--Results of Operations" sections above. Project margin, as a percentage of revenues, increased in each of the first two quarters of 1996 due to cost savings on design, development and implementation activities for new contracts.

  The Company has experienced fluctuations in its quarterly operating results and anticipates that such fluctuations will continue and could intensify. The Company's quarterly operating results are affected by a number of factors that could materially and adversely affect revenues and profitability, including the size of customer contracts, the timing of contract awards and the timing of the Company's performance on contracts; competitive conditions including pressures inherent in the competitive bidding process; the availability and cost of key components; modifications to contracts after their award; financing costs related to large project expenditures which are often necessary at the outset of a customer contract; changes in management estimates incident to accounting for contracts; the timing of the introduction or market acceptance of new or enhanced products and services offered by the Company or its competitors; variations in the mix of products and services sold by the Company; and general economic and political conditions and other factors affecting project spending by customers. Further, the sales cycles for the Company's products typically involve lengthy marketing and procurement processes. After a contract is awarded, delays in the design and start-up of a system may require that revenues associated with such implementation be recognized later than originally anticipated. Such delays have caused, and may in the future cause, material fluctuations in the Company's operating results. The Company's revenues in any period are generally derived from large orders from a limited number of customers. As the Company's project margin on such orders can differ significantly, the Company's overall margin may vary significantly from period to period. In addition, project margin may be adversely affected by competitive pressures, or customer requirements. Accordingly, there can be no assurance that the Company will be able to sustain satisfactory project margins. The Company may also choose to reduce prices or increase spending in response to competition or to pursue new market opportunities, all of which may adversely affect the Company's business, operating results and financial condition.

  The Company expects to make continued investments in the research, development and engineering of its systems, software and products, as well as in the Company's sales and marketing efforts. Given these and other fixed costs that the Company will incur, a small variation in the timing of revenue recognition can cause material variations in operating results from quarter to quarter and may result in losses or have a material adverse effect on the Company's business, results of operations or financial condition.

  Due to the foregoing factors, it is possible that the Company's results of operations could fail to meet the expectations of securities analysts or investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail, the price of the Company's Common Stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed its operations and projects principally through borrowings under Lau's line of credit facility, investments by Lau and capital lease financing. The Company has not made substantial capital expenditures for facilities, office and computer equipment and has satisfied its needs in these areas principally through leasing.

  Cash flows from operations have been negative since inception due to losses from operations through December 31, 1995 and increases in accounts receivable and costs and estimated earnings in excess of billings, net of increases in accounts payable and accrued expenses. Cash flows from financing activities reflect borrowings under Lau's line of credit facility and investments by Lau that provided $1.3 million in the first six months of 1996 and $17.0 million from inception through December 31, 1995 to fund operations.

  At June 30, 1996, working capital was $9.1 million compared to $7.4 million at December 31, 1995. The increase in working capital was due primarily to increases in accounts receivable and costs and estimated earnings in excess of billings, net of increases in accounts payable and accrued expenses. Working capital does not include any cash or cash equivalents and the Company will not receive any cash or cash equivalents in connection with Lau's transfer of the Viisage Technology Division to the Company. As part of the transfer, the Company will also assume certain obligations under Lau's line of credit facility, approximately $8.8 million at June 30, 1996, and will use a portion of the proceeds from this offering to repay such borrowings.

  The Company is currently negotiating a line of credit arrangement, separate from that of Lau, that will take effect after the issuance of the shares offered hereby and the repayment of sums assumed under Lau's credit facility. The line of credit is expected to provide for borrowings of up to $10.0 million, have a term of two years, provide for interest at prime rate or LIBOR-based options, include customary financial and other covenants relating to the maintenance of certain financial ratios (such as leverage and debt service coverage ratios) and restrict the Company's ability to incur additional indebtedness (except for the project lease facility described below).

  Lau has a system project lease arrangement, which will be assumed by Viisage at the time of the transfer, with a commercial leasing organization providing for system project leases of up to $15.0 million. Pursuant to this arrangement, the lessor will purchase certain of the Company's digital identification systems and lease them back to Viisage for deployment with identified and contracted customers approved by the lessor. The lessor will retain title to systems and will have an assignment of Viisage's rights under the related customer contracts, including rights to use the software and technology underlying the related systems. Under this arrangement, the lessor will bear the credit risk associated with payments by Viisage's customers, but Viisage will bear performance and appropriation risk and will generally be required to repurchase a system in the event of a termination by a customer for any reason except credit default.

  The Company believes that the net proceeds from this offering, together with cash flow from operations, available borrowings and project leasing, will be sufficient to meet the Company's working capital and capital expenditure needs for at least the next 12 months. There can be no assurance, however, that the Company will be able to obtain such financing on favorable terms or at all. If the Company is unable to finalize its credit arrangement or is otherwise unable to obtain additional capital, the Company may be required to reduce the scope of its presently anticipated expansion, which could adversely affect the Company's business, financial condition and results of operations.

INFLATION

  Although certain of the Company's expenses increase with general inflation in the economy, inflation has not had a material impact on the Company's financial results to date.

                                   BUSINESS

OVERVIEW

  The Company designs, sells and implements turnkey digital identification systems intended to deter fraud and to reduce customers' identification program costs. These systems capture facial images, demographic information and other biological identifiers, produce identification cards, and create relational databases containing this information. Using its software design and systems integration capabilities, the Company is able to combine its proprietary software and hardware products with commercially available components and customers' existing systems, creating a complete customized solution. In addition, the Company is developing proprietary facial recognition software designed to identify individuals in a large database of faces on a real-time basis.

  The Company's proprietary digital identification system products are currently operating at over 365 locations under multi-year contracts with twelve public sector agencies (either via contract or, in certain circumstances, as a subcontractor). These systems produce driver's licenses, welfare cards, pistol permits, prison cards, electronic benefits transfer cards and immigration cards. The Company believes there is a large demand in the public sector for identification systems that not only incorporate digital technology to deter fraud and reduce costs, but also store data for convenient access and dissemination. The Company also believes its technology is well suited for a variety of commercial applications including access to ATMs, networks, databases, and facilities, as well as for retail point-of-sale transaction processing and benefits administration.

INDUSTRY BACKGROUND

  Properly identifying individuals entitled to special rights and benefits has presented problems for both the public and private sectors. Today, various forms of personal identification cards, often bearing a picture of the proper owner together with other demographic information, serve as the primary means of personal identification, providing the owner with the ability to exercise special rights, obtain benefits and process transactions. As a result of their importance, identification cards are often the target of fraud and tampering.

  The use of false identification cards can have significant financial and societal implications. A person may use a number of false cards to create multiple identities or use a single fake card as a basis for fraudulently obtaining other credentials. For example, a fake driver's license can enable a person to improperly open or access bank accounts, forge checks, obtain welfare or other benefits, or buy alcohol while underage. In addition to the direct costs and effects of improper identification, the indirect costs associated with the investigation, prosecution and incarceration of offenders are substantial. Public concern about security has also increased the demand for identification systems for controlling access to both secure and public facilities.

  In an effort to combat fraud and tampering, photographic identification cards encapsulated within laminated pouches were developed. However, photographic identification cards can be replicated using widely available advanced color copiers and printers, and laminated pouches have proven easy to delaminate. Further, records of these cards consist primarily of retained copies, which often require significant amounts of space and are inefficient to maintain and access.

  Advances in and the growing acceptance of digital technology has led to an increasing demand for digital identification systems to replace existing systems. Digital systems enable information and images to be captured and imbedded within the fabric of the card through the use of dye-sublimation techniques, making digital cards more resistant to tampering than laminated pouches. Information can be stored in and later accessed from the card itself through the use of bar codes, magnetic stripes and "smart" cards (cards which contain computer chips). Digital systems also facilitate the storage of information in computer databases, thereby reducing the need for manual record-keeping, file cabinets, and cumbersome indexing systems. Finally, digital systems can be networked to enable up-to-date information to be shared and distributed across geographic and organizational boundaries.

  As an additional means of deterring fraud, identification systems have increasingly used biometrics (unique biological characteristics) to verify personal identities. The most prevalent biometric identifiers include fingerprints, facial images, voice data or hand geometry, with fingerprints enjoying wide usage in law enforcement. However, unlike a fingerprint, a facial image can be easily verified visually and can be captured in an unobtrusive manner via a single photograph, making it a practical means of identification. When two or more biometric identifiers are used together, the statistical probability of properly identifying an individual increases.

  Applications for digital identification systems are increasing as they become more sophisticated and easier to use. For example, the typical U.S. state has multiple licensing or other agencies, including its department of motor vehicles, which require the verification of personal identity. The public sector is focusing on the value of sharing databases to avoid redundant data gathering efforts, distribute information in a timely manner, increase efficiency and deter fraud. In the private sector, the Company envisions that applications for digital identification systems will extend to ATMs, retail point-of-sale transaction processing, the administration of health care benefits and access to telecommunications services, personal computer networks and facilities.

  The emergence of digital identification systems also presents significant challenges for integrating these systems with customers' existing software, hardware and computing environments. Consequently, customers are seeking complete, integrated solutions to overcome these integration issues.

THE VIISAGE SOLUTION

  The Company designs, sells and installs digital identification systems which provide complete integrated solutions for capturing images and data, producing and delivering identification cards, and creating and managing relational databases containing the captured information. These systems can utilize unique biological identifiers such as facial images, fingerprints, voice data or hand geometry to help deter fraud and to identify individuals for access control and transaction authorization purposes.

  The Company's systems integration and software design capabilities enable it to provide complete solutions to customer-specified needs. The Company provides customized systems integration software and services which link the Company's proprietary software and hardware products with a wide variety of commercially available computers, printers, and networks, as well as the customer's existing systems. The Company believes that its ability to support all current industry standard platforms, operating systems, databases, and networks provides it with a significant competitive advantage.

  While cards generated by the Company's systems can store and display a variety of biometrics, the Company has found that the image of a human face is a biological identifier that is prominent and easy to capture. The Company is developing proprietary facial recognition software that enables databases of facial images to be searched quickly and accurately for use in a variety of fraud deterrence and security applications.

STRATEGY

  The Company's objective is to be a leading worldwide provider of digital identification systems and solutions. The Company intends to enhance these systems and solutions with its facial recognition products and technologies under development. Key elements of the Company's strategy are:

 . Deliver Complete Integrated Digital Identification Systems. The Company designs, sells and implements digital identification systems which provide complete integrated solutions. Consistent with the Company's commitment to provide customized solutions to meet its customers' specific requirements, the Company intends to preserve its configurable system architecture to enable it to integrate a wide variety of commercially available third party products and to continue to adapt quickly to emerging technologies.

 . Establish Leading Public Sector Market Share Worldwide. The Company intends to focus on providing solutions to public sector customers worldwide, with a particular current emphasis on domestic sales of solutions which produce drivers' licenses. State departments of motor vehicles provide major contract opportunities for the Company because of the large number of licensed drivers and multiple branch locations. The complex systems purchased by these entities also provide ongoing revenue-generating opportunities from product upgrades, enhancements, and maintenance services. In addition, other state agencies may desire to access the motor vehicle department's databases to satisfy their own licensing requirements, potentially leading to incremental revenues for the Company. Further, the Company plans to leverage its domestic public sector expertise into government applications worldwide, such as systems for the delivery of national identification, voting, and government assistance cards.

 . Leverage Public Sector Expertise Into Commercial Applications. The Company believes significant commercial applications exist for the Company's digital identification systems and facial recognition capabilities. The private sector has many of the same technological needs and security concerns as the public sector, and the Company believes commercial applications may involve ATMs, networks, databases, and facilities, as well as retail point-of-sale transaction processing and benefits administration.

 . Extend Technological Leadership. The Company believes that its customized systems and products, proprietary software and hardware, and integration capabilities make it a technological leader in the digital identification system market and constitute a competitive advantage. Viisage is committed to maintaining its technological leadership, developing new systems, solutions and enhancements, and responding to changes in market demands and technologies.

 . Extend Leadership in Facial Recognition Technologies. The Company believes that it is among the leaders in facial recognition technologies, and that facial recognition products could significantly enhance the Company's digital identification systems and provide it with a competitive advantage. The Company expects that in the future its facial recognition products will be used with other vendors' identification systems and as stand-alone products. The Company believes that its focus on and its presence in the public sector will enable it to access an extensive database of facial images (facebase). Furthermore, the Company believes that an extensive facebase will become increasingly important to a variety of public and commercial organizations which wish to utilize the Company's proprietary facial recognition software to perform identification searches.

 . Establish Strategic Relationships. An important part of Viisage's strategy is to establish strong working relationships with strategic partners, particularly as the Company seeks to expand its international presence. The Company intends to align itself with firms which have existing relationships, established distribution channels, or marketing resources in new markets. Potential partners could include entities which are renowned in a particular vertical market or firms with an established worldwide presence. These may include component manufacturers, health care providers, financial institutions, or computer networking firms.

PRODUCTS AND SERVICES

  Viisage provides fully-integrated, turnkey digital identification systems intended to deter fraud and to reduce customers' identification program costs. These systems capture facial images, demographic information and other biological identifiers, produce identification cards and create relational databases containing this information. Using its design and systems integration capabilities, the Company combines its proprietary software and hardware products with commercially available components and customers' existing systems. In addition, the Company is developing proprietary facial recognition software designed to identify individuals in a large database of facial images on a real time basis.

 Digital Identification Systems

  The Company's digital identification systems provide complete integrated solutions for recording images and data, producing and delivering tamper-resistant identification cards, and creating and managing relational databases containing the recorded information. Depending on the customer's needs, the Company offers "instant issue" systems which produce identification cards on location that can be delivered to recipients in minutes, and central processing systems which receive the information to appear on the cards electronically from the point of capture and produce cards from a secure off-site processing location which are later mailed to recipients. The facial images captured by the Company's systems can provide the content for the identification and verification applications of the Company's facial recognition technologies.

  Operations. The following diagram illustrates the card-production operations of the Company's systems:


 [SCHEMATIC DEPICTION OF VIISAGE'S DIGITAL IDENTIFICATION SYSTEM IN OPERATION.
                  CLIP ART ACCOMPANIED BY FOLLOWING CAPTIONS]

                                                                    Over The
                                                                 Counter Printer
Demographic Data
                                                       YES
                                                                       Central
                     Face Base          Instant                      Production
                   Image Server        Card Issue                     Facility
                                                       NO
Captured Image                                                          Viisage
                                                                        Quality
                                                                      Inspection

  For both instant issue and central processing systems, Viisage's digital identification systems utilize an image workstation which incorporates the Company's proprietary SensorMast. The image workstation captures, inputs, and retrieves images and biometric and demographic information. With an instant issue system, a commercially available dye-sublimation printer produces single-piece, tamper-resistant identification cards on site in minutes. Alternatively, with a central production system, images are electronically transmitted to a secure processing location where a high speed manufacturing unit produces the cards, and an integrated card delivery unit prepares the cards for mailing. The Company's proprietary Visual Inspection System applies quality control to all of the cards produced in central processing systems. Under either process, the systems produce cards with holographic overlays and digitized images and other biometric and demographic information. Finally, all such digitized images and biometric and demographic information are stored in a central database for easy and efficient access and retrieval.

  Proprietary Company Products. All of the Company's systems incorporate the Company's proprietary SensorMast product within the image workstations. Central production systems also typically include the Company's proprietary Visual Inspection System for quality assurance. These proprietary products and related software are described below:

 . SensorMast. The SensorMast is a fully-integrated, secure tower unit developed by the Company which incorporates computer-controlled image capture equipment. This equipment includes commercially available digital cameras, adjustable lighting, frame grabbers, step motors, fingerprint and signature capture devices and barcode readers. These are integrated into the SensorMast, which in turn is incorporated by the Company into a specially configured operator's workstation. This integrated workstation provides operators with a durable and transportable apparatus with which to capture images and data and initiate the card production process. The Company's proprietary software controls and integrates the elements within the SensorMast and links the SensorMast with the rest of the system.

 . Visual Inspection System. The Visual Inspection System automatically evaluates cards produced by the Company's central production systems to determine whether the image and data on a person's identification card correspond to the information about that person in the system database. If the information does not match, the Visual Inspection System rejects the printed card and identifies the defect for immediate corrective action. This system, which incorporates robotics and high-definition inspection cameras, automates an activity which is otherwise performed manually and is a potential source of cost savings for customers. The Company's proprietary software controls and integrates the various elements of the Visual Inspection System and audits the central production manufacturing and delivery systems.

  Integration Software and Capabilities. An important aspect of the Company's services and ability to deliver solutions for its customers involves the design of customized software. Viisage's proprietary software and services integrate the various components of its own SensorMast and Visual Inspection System as well as integrate the Company's products with the variety of third party components and technologies used by its customers. The Company has designed software to support all current industry standard operating systems (e.g., Unix, Windows NT, Windows 95 and OS/2), network protocols (e.g., Novell Netware, TCP/IP and SNA), database products (e.g., Sybase or Oracle) and client/server architectures. The Company's software design and systems integration capabilities enable it to accommodate most computing environments and customers with special requirements.

  Customer Service and Support. The Company believes that customer service and support are critical to its success and has committed significant resources to these efforts. Following the installation of its digital identification systems, the Company offers extensive customer training and help desk telephone support as well as ongoing maintenance services. The Company's service and support teams, which vary depending on the customer and contract, are able to draw extensively upon the expertise of the Company's software and hardware engineers. For some contracts, particularly when there are a large number of installations, the Company has contracted with third party service organizations for maintenance support, a practice the Company intends to continue.

  Contracts and Pricing of Systems and Services. The Company typically provides its digital identification systems and solutions pursuant to contracts which generally have five-year terms, provide for renewal options and have an implementation phase of six-to-twelve months. Particular system elements, products and services are not separately priced, but are instead included within an overall contract price that varies depending on, among other factors, design and integration complexities, the number of sites and installations, the projected number of cards to be produced, the level of desired post-installation support and the competitive environment. Depending on the contract, the Company may also be responsible for the provision of consumables (printer ribbons, cards, holographic overlays, etc.) required for the production of cards, in which case the Company builds such costs into its overall contract price. Consulting services are also available separately. The Company's contracts are typically awarded pursuant to a formal bid process. See "--Sales and Marketing" and "Risk Factors--Burdens Imposed by Public Sector Customers." As of June 30, 1996, the estimated total amount of revenue under the Company's contracts generally ranges up to $10 million per contract.

 Facial Recognition Technologies

  Background. The Company is working to improve the technology used in security and fraud control through the development of facial recognition technologies. The Company has three facial recognition products which it is currently testing in pilot programs and plans to make generally available in the first quarter of 1997. The Company has focused on the facial image as a key biometric because the human face is a unique and prominent feature that can be easily captured (in image) by a digital camera and verified visually. The Company's technologies enable facial databases to be searched quickly and accurately for identification and verification purposes.

  The Company's facial recognition software is based on technology developed by Professor Alex Pentland of the Massachusetts Institute of Technology. The Company licenses that technology through Facia Reco, an entity formed by Dr. Pentland. See "--Intellectual Property and Proprietary Rights." While Dr. Pentland's software forms the basis of the Company's facial recognition technologies, the Company believes that the proprietary software it has developed is integral to making these technologies commercially viable.

  The Company's facial recognition technologies are based on the premise that certain facial features tend to be associated with each other. For example, the combination of a thin nose and high forehead could constitute a face type. As a person is added to the database, his or her face types--known as "eigenfaces"--are measured against the eigenfaces of the "average" face created by the software through its compilation of all the faces in the database. This average face appears as an androgynous image. The difference between the eigenfaces of the person being enrolled and the eigenfaces of the average face is depicted numerically and becomes a unique identifier. The Company's software calculates that numeric depiction, indexes the data and stores it in a computer database and allows for searches using the numeric identifier rather than facial images or other depictions. This numeric depiction requires less database space and a smaller amount of bandwidth for electronic communication than a visual image. The Company believes that these features significantly increase the speed and cost effectiveness of its products as compared to competing facial recognition technologies based on neural networks.

  The Company's facial recognition technologies are designed to compare one face to many faces stored in a database ("identification") or to compare one face to a particular face stored in a database ("verification"). Verification is less complex than identification because only a single comparison is necessary, while identification requires many more comparisons. The Company has recently announced facial recognition products that perform real-time identification, which the Company believes will be necessary for such products to achieve market acceptance.


      [SCHEMATIC DEPICTION OF FUNCTIONS PERFORMED BY THE COMPANY'S FACIAL
                             RECOGNITION PRODUCTS]

                        Facial Recognition Process Flow



           Capture                         Take digital image


           Eye-Find                        Mark eyes electronically
                                           as a reference point


           Mask                            Capture only facial
                                           features


           Compare                         Compare eigenfaces or
                                           "average" face


           Identify                        Create a unique
                                           numerical identifier

           Search        Face Base         Verify or identify

  For identification searches, the computer constructs the numeric depiction of the person being enrolled and searches for the closest measurement of a face already in the database. The software performs a numeric table look-up and completes the search within seconds. The system then displays images of the persons in the database which most closely resemble the enrollee's image. The Company's software can also determine whether a face appears in the database more than once. This can be used to determine, for example, whether a person is applying for multiple driver's licenses or welfare benefits. This approach could also be used to identify an unknown person by comparing his or her photo image to those of individuals stored in databases.

  For verification searches, the software compares the target face to a particular facial image stored in the database to determine whether there is a match. Since eigenface measurements can be included in a smart card or on a barcode, a comparison of the facial data stored on an identification card with the actual face of the card holder can be used for verification purposes. This can be used to control access to both secure and public facilities, ATMs and networks and databases. Verification can also have applications for identity confirmation at the point of sale or service.

  Facial Recognition Products and Services. The Company has three facial recognition products which it is currently testing in pilot programs and plans to make generally available in the first quarter of 1997. There can be no assurance, however, that the pilot programs will be successful or that the Company will not experience delays or difficulties in the introduction, sale and integration of these facial recognition products. Nor can there be any assurance that any of its facial recognition products will adequately meet the requirements of the marketplace and achieve or sustain market acceptance.

 . Viisage Quality Advisor. This software product enables the analysis of the quality of digital images in a database. Image quality can be measured against pass/fail criteria set by the customer to identify both substandard images and more systemic problems or patterns (e.g., that a large percentage of the images captured at a particular branch are defective). Viisage Quality Advisor is currently being tested by a state welfare department.

 . Viisage Registry. This software product can be used to enable database search capabilities by enrolling faces in a database and searching the database to determine whether a face appears more than once. This search is used for one-to-many identifications. This product is currently undergoing testing by a state welfare department.

 . Viisage Gallery. This software product is designed to perform one-to-one face verification at a point-of-sale or transaction device, such as an ATM. The Company has entered into a letter of intent with a major international bank for the use of the Viisage Gallery, as well as Viisage's Quality Advisor and Registry products, in one of its branches.

  The Company intends to offer its facial recognition software products as enhancements to its digital identification systems. The Company also plans to offer its facial recognition software to customers using other providers' identification systems and to the users of such third party databases.

PRODUCT DEVELOPMENT

  The Company has made research and development an important part of its operating discipline. The Company's research efforts during its first three years of operations centered on making its systems capable of supporting a wide range of computing environments. The Company's current development activities are focused on its facial recognition products and the further commercialization of its facial recognition technology. In addition, among other projects, the Company continues its development activities in the area of platform engineering and is developing enhancements to the SensorMast as well as point-of-sale device prototypes.

  In addition to its own development efforts, the Viisage Technology Division has also benefited from research and development conducted by Lau for projects that were not related to the Viisage Technology Division and, through Lau's license with Facia Reco, from certain research activities at the Massachusetts Institute of Technology. Following the transfer discussed above, the Company believes that it will continue to benefit from such activities under license arrangements with Lau and Facia Reco. See "Relationships and Certain Transactions with Lau Technologies--License Agreement."

  During the fiscal years ended December 31, 1993, 1994 and 1995, the Company spent $47,000, $201,000 and $1.1 million respectively, on research and development; the corresponding figures for the six months ended

July 2, 1995 and June 30, 1996 were $597,000 and $128,000, respectively. Such figures do not include amounts for specific projects that are allocated to project costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CUSTOMERS AND END USERS

  The Company's solutions are marketed to public and private sector customers who are concerned about maintaining or increasing security, reducing fraud and controlling costs. The Company currently has contracts with several state departments of motor vehicles for the production of drivers' licenses as well as with other public sector customers to produce welfare cards, pistol permits, prison cards, electronic benefits transfer cards and immigration cards. The Company envisions that public sector databases will ultimately have applications for the private sector. Commercial applications may involve access to ATMs, computer networks and databases, and facilities, as well as retail point-of-sale transaction processing and benefits administration.

  As of October 8, 1996, the Company's proprietary digital identification system products were operating at over 365 locations under multi-year contracts with twelve public sector agencies (either via contract or, in certain circumstances, as a subcontractor). The following lists and categorizes those customers and end users:

  STATE DEPARTMENTS OF MOTOR VEHICLES

    Arizona Department of Transportation
    Massachusetts Registry of Motor Vehicles
    North Carolina Department of Transportation
    Ohio Bureau of Motor Vehicles

  OTHER STATE AND LOCAL AGENCIES

    Auburn (Massachusetts) Police Department
    Connecticut Department of Public Safety
    Connecticut Department of Social Services
    Massachusetts Department of Transitional Assistance
    New York Department of Social Services *
    Ohio Department of Public Safety

  FEDERAL AGENCIES

    U.S. Immigration and Naturalization Service *

  FOREIGN CONTRACTS

    Electoral Office of Jamaica*
    First National Bank of Southern Africa, Limited+

   * By subcontract.
   + Letter of intent.

  Revenues from the Massachusetts Registry of Motor Vehicles accounted for all of the Company's 1993 and 1994 revenues. Three customers (Ohio Bureau of Motor Vehicles, Arizona Department of Transportation and the Massachusetts Registry of Motor Vehicles) each accounted for over 10% of revenues in 1995. For the six months ended June 30, 1996, four customers (New York Department of Social Services, Massachusetts Registry of Motor Vehicles, U.S. Immigration and Naturalization Service (by subcontract) and Massachusetts Department of Transitional Assistance) each accounted for over 10% of Company revenues. The loss of any such customers could have a material adverse impact on the Company's business, operating results and financial condition. See "Risk Factors--Dependence on Large Orders and Customer Concentration" and "--Risks Associated With Lengthy Sales and Implementation Cycles."

SALES AND MARKETING

  The Company markets its products directly through its internal sales force, which consisted of six individuals as of June 30, 1996. As it continues to increase its bid activity, the Company anticipates that it will increase the number of its sales and marketing personnel. In addition, the Company intends to ally strategically with prominent vendors, systems integrators and service organizations, particularly in international markets, in order to gain access to such organizations' existing relationships, marketing resources and credibility in new markets.

  The Company's engineering department supports the direct sales staff by providing pre- and post-sale technical support. This support entails travelling with sales representatives to help explain the systems, defining solutions for customers, designing systems for proposal activity, supporting the implementation process and providing post-implementation support.

  The Company's systems are generally provided to public sector customers through a formal bidding process. The Company's sales and marketing personnel regularly conduct visits and attend industry trade shows to identify bid opportunities and particular customer preferences and to establish and cultivate relationships in advance of any bid. Once a request for proposals is issued, a six-to-twelve month proposal and award process ensues, followed by (if the bid is successful) a six-to-twelve month implementation and installation phase. In the aggregate, the time needed for agencies to secure funding for systems, the request for proposal and bid process, the execution of actual contracts and the installation of a system can extend over several years. Further, customers may seek to modify the system either during or after the implementation of the system. While this long sales and implementation cycle requires the commitment of marketing resources and investments of working capital, the Company believes that it also serves as a barrier to entry for smaller companies and as an early indicator of potential competitors for particular projects. For existing customers, a considerably shorter sales and implementation cycle may be involved. See "Risk Factors--Dependence on Large Orders and Customer Concentration" and "--Risks Associated With Lengthy Sales and Implementation Cycles."

BACKLOG

  The Company measures backlog based on signed contracts, subcontracts and customer commitments for which revenue has not yet been recognized. However, backlog is not necessarily indicative of future revenue. A substantial amount of the Company's backlog can be cancelled at any time without penalty, except, in some cases, for the recovery of the Company's actual committed costs and profit on work performed through the date of cancellation. Any failure of the Company to meet an agreed-upon schedule could lead to the cancellation of the related order. The timing of award and performance on contracts as well as variations in size, complexity and requirements of the customer and modifications to contract awards may result in substantial fluctuations in backlog from period to period. Accordingly, the Company believes that backlog cannot be considered a meaningful indicator of future financial performance.

  The Company recognizes revenue on a percentage-of-completion basis. Revenue recognition may be delayed by the delivery of components, special software requirements of the customer, or by delays in integration with the customer's systems. At June 30, 1996, the Company's backlog was approximately $37.0 million, compared to $26.0 million at July 2, 1995. Approximately 30% of the Company's backlog as of June 30, 1996, is expected to be earned during the current fiscal year.

MANUFACTURING

  Substantially all proprietary subsystems and assemblies are made to the Company's specifications by contract manufacturers, including Lau. See "Relationship and Certain Transactions with Lau Technologies." Other non-proprietary system components, such as personal computers, printers and related components, are purchased from third-party vendors. The Company's manufacturing operations consist solely of integration and testing. Systems go through several levels of testing, including configuration to customer specifications, prior to installation.

  The Company generally purchases major contracted assemblies from single vendors to help ensure high quality, prompt delivery and low cost. The Company does, however, qualify second sources for most components, contracted assemblies and purchased subsystems, or at least identifies alternative sources of supply. The Company believes that the open architecture of its systems facilitates substitution of components or software when this becomes necessary or desirable. The Company has from time to time experienced delays as a result of the availability of component parts and assemblies, although the Company has never failed to meet a contractual requirement as a result of such delays. There can be no assurance that the Company will not experience such problems in the future, or that such problems will not have a material adverse effect on the Company's operations. See "Risk Factors--Dependence on Sole or Limited Sources of Supply."

COMPETITION

  The market for the Company's products and services is extremely competitive and management expects this competition to intensify as the markets in which the Company's products and services are sold continue to develop.

  The Company faces competition in the identification systems market (for both digital and conventional systems) from technologically sophisticated companies, including Polaroid Corporation, Unisys Corporation, DataCard Corporation, and NBS Imaging Systems, Inc., all of which have substantially greater technical, financial, and marketing resources than the Company. In some cases, the Company may be competing with an entity which has a pre-existing relationship with a potential customer which could put the Company at a significant competitive disadvantage. As the digital identification market expands, additional competitors may seek to enter the market.

  The Company believes that competition in the digital identification systems market is based primarily upon the following factors: systems and product performance; price; flexibility in terms of accommodating customer needs, architectures, platforms, systems and networks; and service support. The relative importance of each of these and other factors depends upon the specific customer and situation involved. Substantially all of the Company's sales to new customers have been the result of competitive bidding for contracts pursuant to public sector procurement rules, which generally increases the importance of price as a competitive factor. The Company believes that its competitive strength lies primarily in its systems integration and software design capabilities, with additional strengths including system performance and proprietary technologies, system configuration flexibility, price, and relative ease of use. Nevertheless, there can be no assurance that the Company will be able to compete successfully with the companies mentioned above, or that new entrants, which may include foreign companies which may have substantially greater resources than the Company, will not seek to enter the digital identification systems.

  In the field of biometric identification technology, the Company competes with other facial recognition providers as well as other providers of biometric solutions. Fingerprint recognition solutions have a long history of use, particularly in law enforcement applications. Other current suppliers of facial recognition solutions are software development firms. The Company expects that as the market for biometric solutions develops, companies with significant resources and capabilities may enter the market and competition will intensify.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company's business is substantially dependent on intellectual property which it licenses from Lau Technologies under an exclusive, perpetual, irrevocable, paid-up, royalty-free, worldwide license to use all of the technology relating to the Viisage Technology Division except for controlling human entry through doorways, gates, turnstiles, or similar thresholds in and to buildings or facilities located on properties owned or controlled by the United States federal government, or any other national government, using apparatus at the entry point ("federal access control"). See "Relationship and Certain Transactions with Lau Technologies--License Agreement" for a description of the license with Lau. The Company is also dependent on technology it licenses from Facia Reco. This license is exclusive in the field that relates to de-duplicating or querying databases created, controlled and/or managed by the Company or its sublicensees and/or utilizing, directly or indirectly, personal identification cards but does not extend to federal access control. This license includes rights in that same field to Facia Reco's exclusive license of patented technology from the Massachusetts Institute of

Technology (except for certain rights granted to sponsors of the Massachusetts Institute of Technology Media Lab and certain research rights). The Company's license agreement with Facia Reco terminates upon the expiration of the final patent covered under or through the license, and provides for a royalty of $350 per machine copy incorporating the licensed technology. Until the year 2002, a minimum annual royalty applies of, generally, $21,000 for the U.S. rights and a figure ranging from $21,000 to $42,000 for the non-U.S. rights.

  Lau currently has four U.S. patent applications outstanding and has made copyright filings which relate to the Company's SensorMast, Visual Inspection System and proprietary software. Lau has filed foreign patent applications which correspond to three of these domestic applications. The Company's license agreement with Facia Reco includes the right to use and sublicense certain U.S. patents and registered copyrights for facial recognition systems which Facia Reco, licenses from the Massachusetts Institute of Technology and Intelligent Vision Systems, Inc. The Massachusetts Institute of Technology has applied to extend its patent rights to certain jurisdictions in Europe and in Singapore. One of Lau's four filed patent application is directed to an enhancement of one of the patents licensed to Lau by Facia Reco. At Lau's request and expense, MIT has filed for a broadening reissue patent. Any broadening reissue patent will be licensed through Facia Reco.

  There can be no assurance that any of the U.S. or foreign patents applied for by Lau or the foreign patents applied for by the Massachusetts Institute of Technology will be issued or that, if issued, they will provide protection against competitive technologies or will be held valid and enforceable if challenged. Moreover, there can be no assurance that the Company's competitors would not be able to design around any such proprietary right or obtain rights that the Company would need to license or circumvent in order to practice under these patents and copyrights. See "Risk Factors--Limited Protection of Intellectual Property and Proprietary Rights."

  Although there are no pending lawsuits against the Company regarding infringement of any existing patents or other intellectual property rights, the Company recently received a letter from an attorney on behalf of the holder of a patent on a system for scanning and encoding images from a personal identification card. Although the Company believes that its product does not infringe such patent, there can be no assurance that such patent holder will not initiate litigation with respect to this patent or allege additional claims. There can be no assurance that the Company would prevail in any litigation seeking damages or expenses from the Company or to enjoin the Company from selling its products on the basis of any alleged infringement. See "--Legal Proceedings."

  In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company or its licensors, to protect trade secrets, know-how or other intellectual property rights owned by the Company, or to determine the scope and validity of the proprietary rights of third parties. Such litigation could result in substantial costs to and diversion of resources by the Company. An adverse outcome in any such litigation or proceeding could subject the Company to significant liabilities, require the Company to cease using the subject technology or require the Company to license the competing technology from the third party, all of which could have a material adverse effect on the Company's business, financial condition and results of operations. If any such licenses are required, there can be no assurance that the Company will be able to obtain any such license on commercially favorable terms, if at all. See "-- Legal Proceedings."

EMPLOYEES

  As of July 12, 1996, the Company had 42 employees, including 9 in engineering, 21 in operations, 7 in sales and marketing and 5 in general and administrative positions. The Company from time-to-time supplements its employee forces with independent contractors. As of July 12, 1996, the Company had 11 such contractors, mostly in the area of engineering and operations.

  The Company believes that its future success will depend in large part upon its continued ability to recruit and retain highly qualified technical, managerial and marketing personnel. To date, the Company has been successful in attracting and retaining skilled employees. None of the Company's employees is represented by a labor union, and the Company considers its relationship with its employees to be good.

FACILITIES

  The Company's facilities are located in Acton, Massachusetts. The Company occupies approximately 15,000 square feet of space and has access to common areas under the terms of a Use and Occupancy Agreement with Lau Technologies. The term of the Use and Occupancy Agreement extends to the end of Lau's lease for the premises which expires on February 23, 1997, but may be terminated by the Company on 30 days' prior written notice to Lau. See "Relationship and Certain Transactions with Lau Technologies--Use and Occupancy Agreement."

LEGAL PROCEEDINGS

  The Company recently received a letter from an attorney on behalf of the holder of a patent on a system for scanning and encoding images from a personal identification card. Although the Company believes that its product does not infringe such patent, there can be no assurance that such patent holder will not initiate litigation with respect to this patent or allege additional claims. There can be no assurance that the Company would prevail in any litigation seeking damages or expenses from the Company or to enjoin the Company from selling its products on the basis of any alleged infringement. See "Risk Factors--Limited Protection of Intellectual Property and Proprietary Rights."

  On September 23, 1996, three minority shareholders of Lau filed suit against Lau, the Company and others in Superior Court in Berkshire County, Massachusetts, alleging that certain defendants breached the fiduciary duty owed the plaintiffs as shareholders of Lau. The plaintiffs requested, among other things, an injunction to delay this offering in an effort to obtain a direct, rather than an indirect, ownership interest in the Company. On October 4, 1996, the Superior Court denied plaintiffs' request for such relief, although plaintiffs' claims for unspecified money damages remain pending. Lau has agreed to indemnify and hold the Company harmless for any liabilities incurred by the Company as a result of judgments, settlements or litigation expenses arising out of this suit. Accordingly, the Company does not believe that the resolution of this matter would have a material adverse effect on its business, financial condition or results of operations.

          RELATIONSHIP AND CERTAIN TRANSACTIONS WITH LAU TECHNOLOGIES

  Prior to this offering, the Company has operated as the Viisage Technology Division of Lau Technologies. Viisage Technology, Inc. was incorporated in Delaware on May 23, 1996. Pursuant to a series of agreements described below, on the effective date of the registration statement relating to this offering, Lau will transfer substantially all of the assets and liabilities of its Viisage Technology Division to Viisage.

  Lau Technologies is an integrator of sophisticated electronic systems based in Acton, Massachusetts. Lau was founded in 1990 and employs approximately 205 people (excluding the employees of the Viisage Technology Division). Its Chairman, Chief Executive Officer and majority stockholder is Joanna T. Lau. Denis K. Berube, the Chairman of the Board of Directors of the Company, serves as the Executive Vice-President and General Manager of Lau and is married to Ms. Lau. See "Risk Factors--Potential Conflicts of Interest."

ASSET TRANSFER AGREEMENT WITH LAU

  The Company and Lau are parties to an Asset Transfer Agreement, which was amended and restated as of August 20, 1996 (the "Asset Transfer Agreement"). Under the terms of the Asset Transfer Agreement, the Company will, on the effective date of the registration statement relating to this offering, issue to Lau 5,680,000 shares of Common Stock (which will comprise all of the outstanding Common Stock other than the shares being sold in this offering) in exchange for substantially all of the assets, properties and business formerly constituting the Viisage Technology Division of Lau. In connection with this transaction, the Company agreed to assume substantially all the obligations and liabilities of Lau relating to the Viisage Technology Division. Each party has covenanted not to compete with the other for ten years. The Company's obligation not to compete with Lau is limited to the field of federal access control. The Asset Transfer Agreement, which includes representations and warranties from each party and indemnification provisions customary for an agreement of this nature, is conditioned upon the parties' entering into the Administration and Services Agreement and Use and Occupancy Agreement between the parties described below.

TAX ALLOCATION BETWEEN LAU AND VIISAGE

  Prior to the closing of the Asset Transfer Agreement, the Company was included in Lau's tax returns, but, for accounting purposes, income taxes were recorded as if the Company had filed its own separate tax returns. After the closing of the Asset Transfer Agreement, the Company will file its own separate tax returns. Any tax liability or refund that may arise relating to periods when the Company was a division of Lau is covered by a tax indemnification arrangement contained in the Asset Transfer Agreement. The indemnification provides for Lau to pay or receive reimbursement from the Company for any tax adjustment relating to the Viisage Technology Division for all periods prior to the consummation of the asset transfer if such adjustments will result in tax expense or tax benefit, as the case may be, to the Company.

LICENSE AGREEMENT

  Prior to this offering, the Company operated as a division of Lau and had broad access to the proprietary and licensed technology of Lau. The Company has entered into a License Agreement with Lau (the "License Agreement"), to become effective on the effective date of the registration statement relating to this offering, pursuant to which Lau has granted Viisage an exclusive, perpetual, irrevocable, paid-up, royalty-free, worldwide license (with sublicensing rights) for all of the technology relating to the Viisage Technology Division. Such license does not allow the Company to use the technology in the federal access control field. Lau has retained the right to use such technology solely in the federal access control field. The licensed rights include all of Lau's technologies relating to SensorMast, the Visual Inspection System and facial recognition technology developed by Lau. See "Business--Intellectual Property and Proprietary Rights." In addition, under the terms of the License Agreement, Lau must disclose and provide to Viisage improvements to the licensed technology and Viisage must disclose and provide to Lau modifications it makes to the licensed technology for use in federal access control without any additional charge. See "Business--Intellectual Property and Proprietary Rights."

ADMINISTRATION AND SERVICES AGREEMENT

  Lau has provided various services to its Viisage Technology Division since its inception, including, but not limited to, general accounting, data processing, payroll, human resources, employee benefits administration and certain executive services. Amounts reflected in the Company's financial statements as fees charged by Lau reflect the costs of these services, and amounted to approximately $280,000, $710,000, and $1.1 million, in 1993, 1994, and 1995, respectively, and $540,000 and $330,000 in the first six months of 1995 and 1996, respectively. The Company does not believe that there would have been a material impact on its operations if the Company had obtained such services independent of Lau. See Note 3 of Notes to Financial Statements.

  In connection with this offering, the Company and Lau will enter into an Administration and Services Agreement (the "Services Agreement") for the purpose of defining their ongoing relationships. Under the Services Agreement, Lau will make available to the Company for so long as the Use and Occupancy Agreement between the parties described below remains in effect (February 23, 1997, unless extended by the parties or earlier terminated by Viisage on 30 days' notice) many of the same services currently provided to the Company, and will be paid for those services a fee of $55,000 per month, subject to adjustment as described below. This fee, payable in advance on the first day of each month, has been determined by Lau and the Company to be consistent with the historical cost for providing these services. Either party may reduce or modify the level of services to be provided, in which event the fee payable by the Company will be appropriately reduced or modified. The Services Agreement provides that Lau will not be liable for any loss or damage suffered by the Company in connection with Lau's provision of services except to the extent of the amounts billed or billable. To compensate Lau for fixed costs in making services available, the Company shall be required to pay fees for such services whether or not the Company elects to utilize such services until the Services Agreement is terminated as to those services. The Company believes that these fees are substantially equivalent to those that would be charged by such third parties or the cost that would be incurred in providing such services internally.

USE AND OCCUPANCY AGREEMENT

  The Company and Lau will enter into a Use and Occupancy Agreement which contains the terms and conditions relating to the Company's continued use and occupancy of certain office space for its corporate headquarters, which is part of the office space currently occupied by Lau. The terms of this Agreement provide that the Company will have initially the right to occupy the space at Lau's premises formerly occupied by Viisage Technology Division until February 23, 1997. The Company will be required to pay Lau an occupancy fee equal to a percentage of the rent, property taxes, utilities, insurance and other charges payable by Lau with respect to the premises, based on the portion of the total area of the premises occupied and related services used by the Company. The Use and Occupancy Agreement may be terminated by either Lau on six (6) months' notice or by Viisage on thirty (30) days' notice. The monthly occupancy fee initially payable by the Company is estimated to be $18,333 in 1996. Amounts charged by Lau to Viisage for occupancy costs in prior periods consisted of $40,000, $90,000 and $140,000 in 1993, 1994 and
1995, respectively, and $70,000 and $110,000 for the six months ended July 2, 1995 and June 30, 1996, respectively.

ADDITIONAL TRANSACTIONS

  The Company from time to time has purchased or contracted for, and will likely continue to purchase or contract for from time to time, certain system components and technical personnel from Lau. The amounts for such components and services were approximately $282,000 in 1993, $1.4 million in 1994 and $2.8 million in 1995, and $2.0 million and $1.0 million for the first six months of 1995 and 1996, respectively.

  From the inception of the Viisage Technology Division until July 1, 1996, entities controlled by Yona Wieder, Vice President Marketing & Sales, Worldwide Public Sector of the Viisage Technology Division, provided consulting services to the Division. Amounts paid by Lau (and allocated to the Viisage Technology Division) to such entities were $199,000, $313,000 and $519,000 during 1993, 1994 and 1995, respectively, and $221,000 and $289,000 during the first six months of 1995 and 1996, respectively. Until October 1994, such services were provided by Novatech, Inc., a corporation one-third owned by Mr. Wieder and which he served as President. From October 1994 through June 1996, such services were provided by YW Technologies, Mr. Wieder's sole proprietorship.

POLICY ON AFFILIATE TRANSACTIONS

  The Company has adopted a policy, included in its By-Laws, that all material transactions between the Company and its officers, directors, and other affiliates (including Lau and its affiliates) must (i) be disclosed by the officer, director or affiliate and approved by a majority of the disinterested members of the Company's Board of Directors; (ii) be disclosed by the officer, director or affiliate and approved by vote of the stockholders; or (iii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and determined as fair to the Company by its directors or the stockholders in accordance with the Delaware General Corporation Law.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

                 NAME                  AGE POSITION
                 ----                  --- --------
Denis K. Berube.......................  54 Chairman of the Board
Robert C. Hughes......................  56 President and Chief Executive Officer
William A. Marshall...................  44 Chief Financial Officer and Treasurer
Yona Wieder...........................  48 Vice President Marketing & Sales,
                                            Worldwide Public Sector
Robert J. Schmitt, Jr.................  53 Vice President Marketing & Sales,
                                            Worldwide Private Sector
Charles J. Johnson....................  41 Director and Secretary
Harriet Mouchly-Weiss(1)..............  54 Director
Peter Nessen(1)(2)....................  60 Director
Thomas J. Reilly(1)(2)................  57 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  DENIS K. BERUBE has served as Executive Vice President and General Manager of Lau Technologies since co-founding it in 1990 and has chaired the Viisage Technology Division Advisory Board since the Board's formation in October 1995. Since the Company's incorporation in May 1996, Mr. Berube has served as Chairman of its Board of Directors. Mr. Berube is married to Joanna T. Lau, the Chairman, Chief Executive Officer and majority stockholder of Lau Technologies.

  ROBERT C. HUGHES has served as President and Chief Executive Officer of the Viisage Technology Division of Lau since August 1995 and holds the same position with the Company. Mr. Hughes was Vice President, Worldwide Sales and Service, at Data General Corporation, a computer systems vendor, from April 1993 through March 1995. Mr. Hughes was Chief Operating Officer at Bachman Information Systems, a provider of software engineering products and services, from April 1992 to April 1993. He was a senior manager at Digital Equipment Corporation, a computer systems and services vendor, from December 1976 to May 1992, serving as Corporate Officer and Vice President from 1984 to 1992.

  WILLIAM A. MARSHALL has served as Chief Financial Officer of the Viisage Technology Division of Lau since December 1995 and serves as Chief Financial Officer and Treasurer of the Company. From September 1994 through November 1995, Mr. Marshall was an independent consultant, providing general management and financial consulting services. Mr. Marshall was a partner with KPMG Peat Marwick LLP, a public accounting firm, from July 1987 through August 1994. Mr. Marshall is a certified public accountant.

  YONA WIEDER served as a consultant to the Viisage Technology Division from its inception through June 1996 and joined the division as its Vice President of Marketing & Sales, Worldwide Public Sector in July 1996. He holds the same position with the Company. Mr. Wieder was President and a principal of YW Technologies, a management consulting and marketing organization, from September 1994 through June 1996. He was President of Novatech, Inc., a management consulting organization, from May 1991 to September 1994.

  ROBERT J. SCHMITT, JR. has served as Vice President of Marketing & Sales, Worldwide Private Sector of the Viisage Technology Division since June 1996 and will hold the same position with the Company. Mr. Schmitt was employed by Digital Equipment Corporation from 1977 through May 1996, serving as Manager of Technical Support from June 1991 to February 1993 and as Vice President of Marketing from February 1993 through May 1996.

  CHARLES J. JOHNSON has served as a Director of Viisage since its incorporation in May 1996 and earlier served on the Advisory Board of the Viisage Technology Division. Mr. Johnson is a member of the law firm, Finnegan, Hickey, Dinsmoor & Johnson, P.C., in Boston, Massachusetts, which serves as counsel to the Company and Lau.

  HARRIET MOUCHLY-WEISS has served as a Director of Viisage since its incorporation in May 1996, and earlier served on Viisage's Advisory Board. Ms. Mouchly-Weiss founded Strategy XXI Group, an international communications and consulting firm in January 1993 and has served as managing partner since that time. From 1986 to December 1992, Ms. Mouchly-Weiss was President of GCI International, an international public relations and marketing agency.

  PETER NESSEN has served as a Director of Viisage since its incorporation in May 1996 and earlier served on its Advisory Board. Mr. Nessen has been Chairman of the Board of NCN Financial Corporation, a private banking firm, since January 1995. From June 1993 through December 1994, Mr. Nessen was a Dean at Harvard Medical School, responsible for special projects. Mr. Nessen was Secretary of Administration and Finance for the Commonwealth of Massachusetts from January 1991 through May 1993 and managing partner of the consulting practice in the Boston office BDO Seidman LLP, an accounting firm, from February 1990 through December 1990.

  THOMAS J. REILLY has served as a Director of Viisage since its incorporation in May 1996 and earlier served on its Advisory Board. Mr. Reilly has been a self-employed financial consultant since December 1994. From June 1966 through November 1994, Mr. Reilly was with Arthur Andersen LLP, a public accounting firm, and became a partner in 1975.

  Under the Company's Certificate of Incorporation and By-Laws, the Company's Board of Directors is divided into three classes. The members of each class of directors serve for staggered three-year terms. Denis K. Berube is the sole Class I director (whose term expires in 1997); the Class II directors (whose term expires in 1998) are Charles J. Johnson and Harriet Mouchly-Weiss; and the Class III directors (whose term expires in 1999) are Peter Nessen and Thomas J. Reilly. All directors hold office until the annual meeting of stockholders at which their term expires and until their successors have been duly elected and qualified. There are no family relationships between any of the directors or executive officers of the Company.

  Executive officers of the Company are elected by the Board of Directors on an annual basis and, subject to employment agreements with Messrs. Hughes, Marshall and Wieder, serve until their successors have been duly elected and qualified.

DIRECTOR COMPENSATION

  From October 1995 to June 1996, each director served on the Advisory Board to the Viisage Technology Division and in such capacity received $1,000 per meeting of the Advisory Board. For their service as directors, each director receives $1,000 per month. The Board has previously met on a monthly basis, although meetings in the future may be held less frequently. In addition, directors are reimbursed by the Company for their out-of-pocket expenses in connection with attending any Board or committee meeting. Directors do not currently receive any fees for service on any committee of the Board.

  Directors also received option grants under the Company's 1996 Directors' Plan (the "Director Plan"). Under the Director Plan, each director has been granted an option to purchase 16,330 shares of Common Stock (subject to adjustment as provided in the Director Plan) at an exercise price equal to $2.96 per share. Of each director's options, 1,420 shares vest upon the date of issuance of the shares offered hereby, and 4,970 shares vest upon each of the first, second and third anniversaries of the issuance of the options. See "--Incentive and Stock Plans."

EXECUTIVE COMPENSATION

  The following table sets forth certain information with respect to the compensation for the year ended December 31, 1995 of Robert C. Hughes, President and Chief Executive Officer of the Company.

                         SUMMARY COMPENSATION TABLE(1)

                                                ANNUAL COMPENSATION
                                                -------------------  ALL OTHER
          NAME AND PRINCIPAL POSITION            SALARY     BONUS   COMPENSATION
          ---------------------------           ------------------- ------------
Robert C. Hughes...............................   $67,692   $16,000   $10,139
 President and Chief Executive Officer

--------
(1) No executive officer of the Company (including Mr. Hughes) earned in excess of $100,000 in the fiscal year ended December 31, 1995; nor did any executive officer of the Company receive or hold any restricted stock or options or benefit from any other long-term compensation plan or program during such year.

EMPLOYMENT AGREEMENTS

  During 1996, Lau Technologies entered into employment agreements with Messrs. Hughes, Marshall and Wieder which by their terms will become agreements between the individuals and the Company upon the transfer of the assets, properties and business of Lau's Visage Technology Division to the Company. The agreements are substantially similar, varying principally in each executive's respective title and position and in his respective compensation level, which in each case includes salary ($220,000 for Mr. Hughes, $140,000 for Mr. Marshall and $165,000 for Mr. Wieder), a discretionary bonus pursuant to the Company's Executive Incentive Compensation Plan (and, in the case of Mr. Marshall, a minimum non-discretionary bonus of $35,000 in 1996 and reimbursement of relocation costs) and certain health, pension and other benefits (including the stock option awards described below). The employment agreements expire on February 1, 2001, subject to early termination in the event of death or disability of the executive or as otherwise provided therein. The employment agreements also have a two year renewal term. The Company may terminate the executive's employment with or without "cause" (as defined therein), but in the event such termination is without "cause" the executive will be entitled to receive severance pay at the current salary and bonus levels for two years, in the case of Mr. Hughes, and one year in the cases of Messrs. Marshall and Wieder. In addition, the executive may terminate his employment in the event of the Company's "non-performance" (as defined in the agreements), and will be entitled to the severance described above in the event of such a termination. The agreements also contain non-competition provisions which generally survive two years beyond the executive's termination.

INCENTIVE AND STOCK PLANS

 Executive Incentive Compensation Plan

  The Company currently maintains an Executive Incentive Compensation Plan for its executive officers and other key employees of the Company in order to motivate members of the Company's executive team. Each participant in the Executive Incentive Compensation Plan may receive a percentage of his or her base salary based upon the Company's and each participant's individual performance, as determined by success in meeting established goals approved by the Chief Executive Officer or the Board of Directors. The Compensation Committee administers the Plan.

 1996 Management Stock Option Plan

  On February 1, 1996, Lau Technologies granted nonqualified options to acquire up to an aggregate 1,167,950 shares of Common Stock of Viisage, at an exercise price of $2.96 per share, to eight key employees in its Viisage Technology Division. Robert C. Hughes, the Company's President and Chief Executive Officer, received options to acquire 639,000 shares. On April 15, 1996, Lau Technologies granted nonqualified options to acquire up to an additional 177,500 shares of Company Common Stock, at an exercise price of $4.86 per share, to a ninth key employee of its Viisage Technology Division. All of these options were ratified by the Board of Directors of the Company following its incorporation in connection with the adoption of the 1996 Management Stock Option Plan described below (the "Option Plan"). Depending on the recipient, the options will be vested upon issuance for as few as none or as much as one-third of the total number of option shares; with respect to Mr. Hughes' options to purchase 639,000 shares, options to purchase 71,000 of such shares will vest upon the issuance of the shares of

Common Stock being offered hereby. The balance of option shares will vest in seven years, subject to acceleration in benchmark increments based on each $1.0 million increase in the current value of the Company's Common Stock over a base value of $21.0 million (or, with respect to the options granted April 15, 1996, $34.5 million), as measured (i) at each fiscal year end, (ii) upon a sale or change in control of the Company, or (iii) in the event of a termination (or constructive termination) of the option holder as an employee without cause, as of the end of the Company's most recent fiscal quarter immediately before such termination.

  Once a benchmark vesting increment of these nonqualified options has occurred, the shares so vested will remain vested even if the value of the Company's Common Stock thereafter declines. Achievement of future benchmarks will be measured cumulatively based on the highest Common Stock value at which the last benchmark incremental acceleration of vesting has occurred, without downward adjustment for intervening declines in Common Stock value. With limited exceptions (such as continuation of employment by a successor corporation that assumes the option, or in the case of one employee, the employee's termination without cause or simultaneous hiring, at the request of the Company's predecessor, by such predecessor or an affiliate thereof), vesting ceases and options for vested shares terminate upon termination of employment.

  The Option Plan was adopted by the Board of Directors in June 1996 to effectuate the option grants agreed to by Lau described above and for the purpose of providing executive officers and key personnel an opportunity to have an ownership interest in the Company. The Option Plan is expected to be approved by Lau in its capacity as the Company's sole stockholder following the issuance of the common shares to Lau and prior to the issuance of the Common Stock offered hereby. The Option Plan is administered by the Compensation Committee of the Board of Directors, which currently consists of Ms. Mouchly-Weiss and Messrs. Nessen and Reilly. A total of 1,356,100 shares of Common Stock are reserved for issuance under the Option Plan. Options under the Plan may be either (a) "incentive options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), but only if the Plan is approved by the Company's stockholders within one year of its adoption by the Board of Directors, or (b) options that do not qualify under Section 422 of the Code ("nonqualified options"). The Option Plan will remain in effect indefinitely (except in the case of incentive options, for which the Plan will expire in ten years), unless earlier terminated by the Board of Directors in accordance with the Option Plan's terms.

  Officers and key employees of the Company, but not directors, are eligible to receive options under the Option Plan. The exercise price of incentive options under the Option Plan may not be less than the fair market value of the underlying shares on the date of grant, except in the case of incentive options granted to holders of 10% or more of the total combined voting power of the Company, in which case the exercise price may not be less than 110% of such fair market value. The exercise price of nonqualified options is to be determined by the Stock Option Committee at the time of option issuance.

  Each option under the Option Plan will have a term not to exceed ten years, except in the case of incentive options granted to holders of 10% or more of the total combined voting power of the Company, with respect to which the term may not exceed five years. The Stock Option Committee will determine the vesting schedule with respect to any grant of options. All options are subject to adjustment in certain events, including any merger, consolidation, reorganization or recapitalization of the Company, and may not be exercised later than ten years after grant (five years with respect to incentive options granted to holders of 10% or more of the total combined voting power of the Company). In the event of a change in control of the Company, the Stock Option Committee may, in its discretion, (a) terminate all outstanding options with at least ten days' (and if circumstances permit, up to 30 days') notice, (b) continue application of the options to the securities of the successor corporation (with appropriate adjustments), or (c) cause the outstanding options to be purchased at a price equal to the difference between the exercise price and the current fair value of the shares then vested under such options.

  The Option Plan may be amended from time to time by the Board of Directors, subject to the rights of previously issued options, except that any such amendment will require a stockholder approval: (i) if affecting incentive options in a manner requiring stockholder approval under the Code at a time, if any, after the Option Plan has been approved by the Company's stockholders, or (ii) if stockholder approval is required under any applicable federal securities law, the Code, or rules of NASDAQ or any stock exchange on which the Company's stock is listed. If options intended to be incentive options are issued under the Option Plan and stockholder approval is not obtained, such options will be treated as nonqualified options.

  Shares reserved for issuance under an option that is cancelled or terminated, and shares that are used in payment of option exercise prices, will be restored and made available for reissuance of additional options under the Option Plan. The Option Plan permits reload options. With the reload option feature, if an option holder pays an option exercise price or option withholding tax obligation by assignment and delivery of Company shares that have been owned for more than six months, the option holder automatically will be issued a new nonqualified option for the number of shares so assigned, with an exercise price equal to the fair market value on the date of such exercise and a term equal to the then-remaining term of the underlying pre-existing option with respect to which such exercise occurred. The existing options will contain reload option features.

1996 DIRECTOR STOCK OPTION PLAN

  On February 1, 1996, Lau Technologies granted nonqualified options to acquire up to an aggregate of 81,650 shares of Common Stock in the Company to the members of the Viisage Technology Division Advisory Board who now comprise the Company's Board of Directors. These options have an exercise price of $2.96 per share. These options were ratified by the Board of Directors of the Company following its incorporation and comprise the 1996 Director Stock Option Plan (the "Director Plan"). The Director Plan expires on December 31, 1998 (unless terminated earlier in accordance with its terms) and will be administered by the Board of Directors. The options to purchase 16,330 shares granted to each Director will vest as follows: upon issuance, 1,420 shares, and upon each of the first, second and third anniversaries of issuance, 4,970 shares. Vesting ceases when an option holder ceases to serve on the Company's Board of Directors.

  Any additional options issued under the Director Plan after this offering will have an exercise price equal to the current fair market value of shares of Common Stock on the date of option issuance.

  Shares reserved for issuance under an option that is cancelled or terminated, and shares that are used in payment of option exercise prices, will be restored and made available for reissuance of additional options under the Director Plan. The Director Plan does not permit reload options.

401(K) PLAN

  The Company will be a participating employer with respect to Lau's existing 401(k) Plan (the "401(k) Plan"), thereby covering the Company's employees who are at least 21 and who have worked at least three months for the Company or its predecessor division of Lau. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by the lesser of up to 15% of base compensation or the statutorily prescribed annual limit ($9,500 in 1996) and to have the amount of such deduction contributed to the 401(k) plan. The 401(k) Plan permits, but does not require, additional matching and profit sharing contributions to the 401(k) Plan by the Company on behalf of all participants in the 401(k) Plan. The 401(k) Plan is intended to qualify under
Section 401(k) of the Code so that deferrals to the 401(k) Plan by employees or contributions by the Company, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan and so that contributions by the Company, if any, will be deductible by the Company when made. The Company's allocation of costs for all periods was not material.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company has heretofore been operated as a division of Lau Technologies. Accordingly, during the fiscal year ended December 31, 1995, Lau's Board of Directors (none of whom serve as directors, officers or employees of Viisage) determined executive officer compensation. Joanna T. Lau, who is a member of Lau's Board of Directors, is married to the Company's Chairman, Denis K. Berube. The Company's Board of Directors has established a Compensation Committee to determine and monitor executive compensation going forward. The Compensation Committee consists of Ms. Mouchly-Weiss and Messrs. Nessen and Reilly, none of whom are officers or employees of the Company and none of whom are directors, officers or employees of Lau.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Prospectus (i) assuming the completion of the transactions contemplated in the Asset Transfer Agreement between the Company and Lau (see "Relationship and Certain Transactions with Lau Technologies") and (ii) as adjusted to reflect the sale of 2,000,000 shares by the Company and 500,000 shares by Lau pursuant to this offering, by (a) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (b) each director of the Company, (c) each of the executive officers, (d) all directors and executive officers as a group, and (e) Lau Technologies. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days of the date of this Prospectus are treated as outstanding only for purposes of determining the amount and percent owned by such person or group.

                            SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                          OWNED PRIOR TO OFFERING                   OWNED AFTER OFFERING
                          --------------------------------          --------------------------
                                                          NUMBER OF
                                                           SHARES
                                                            BEING
  NAME AND ADDRESS(1)        NUMBER            PERCENT     OFFERED    NUMBER         PERCENT
  -------------------     -------------       --------------------- ------------    ----------
Joanna T. Lau...........      5,681,420(2)         100.0%      --      5,181,420(2)     67.5%
 c/o Lau Technologies
 531 Main Street
 Acton, MA 01720
Denis K. Berube.........      5,681,420(3)         100.0%      --      5,181,420(3)     67.5%
Lau Technologies........      5,680,000(4)(5)      100.0%  500,000     5,180,000(5)     67.4%
 531 Main Street
 Acton, MA 01720
Robert C. Hughes........         71,000(6)           1.2%      --         71,000(6)      *
William A. Marshall.....         71,000(6)           1.2%      --         71,000(6)      *
Yona Wieder.............         71,000(6)           1.2%      --         71,000(6)      *
Robert J. Schmitt, Jr...         35,500(6)           *         --         35,500(6)      *
Charles J. Johnson......          1,420(6)           *         --          1,420(6)      *
Harriet Mouchly-Weiss...          1,420(6)           *         --          1,420(6)      *
Peter Nessen............          1,420(6)           *         --          1,420(6)      *
Thomas J. Reilly........          1,420(6)           *         --          1,420(6)      *
All directors and
 executive officers as a
 group
 (9 persons)............      5,935,600(7)         100.0%      --      5,435,600(7)     68.5%

-------

* Less than one percent.

(1) The address of all persons who are directors or executive officers of the Company is in care of the Company, 531 Main Street, Acton, Massachusetts 01720.
(2) Consists of the shares held by Lau Technologies, of which Ms. Lau owns approximately 56.0% of the outstanding capital stock, and 1,420 shares issuable to Denis K. Berube, the spouse of Ms. Lau, pursuant to stock options exercisable immediately upon the issuance of the shares of Common Stock being offered hereby. Ms. Lau disclaims beneficial ownership of those 1,420 shares.
(3) Consists of the shares held by Lau Technologies, of which Mr. Berube's spouse owns approximately 56.0% of the outstanding capital stock, and 1,420 shares issuable to Mr. Berube pursuant to stock options exercisable immediately upon the issuance of the shares of Common Stock being offered hereby. Mr. Berube disclaims beneficial ownership of the shares of Common Stock held by Lau Technologies.
(4) Represents shares of Common Stock issuable by the Company upon the completion of the transactions contemplated in the Asset Transfer Agreement between Lau and the Company, to occur on the effective date of the registration statement relating to this offering. See "Relationship and Certain Transactions with Lau Technologies."
(5) Includes shares of Common Stock of the Company held or to be held by Lau which are subject to certain option rights granted by Lau to the lenders under its revolving credit facility. See "Shares Eligible for Future Sale."
(6) Represents shares of Common Stock issuable pursuant to stock options exercisable immediately upon the issuance of the shares of Common Stock being offered hereby. The total number of shares issuable under options granted to Messrs. Hughes, Marshall, Wieder, Schmitt, each director and all directors and executive officers as a group are 639,000, 213,000, 284,000, 177,500, 16,330 and 1,395,150, respectively.
(7) Represents shares described in Notes 3 and 6.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $.001 par value per share, and 2,000,000 shares of Preferred Stock, $.001 par value per share.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the rights of holders of outstanding Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, holders of Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities. Holders of Common Stock do not have cumulative voting, preemptive, redemption, or conversion rights. All outstanding shares of Common Stock are, and the shares to be sold in this offering will be, fully paid and non-assessable.

PREFERRED STOCK

  The Company's Certificate of Incorporation provides, among other things, for the authorization of 2,000,000 shares of Preferred Stock, $.001 par value per share (the "Preferred Stock"). The Board of Directors has the authority, without further stockholder approval, to issue these shares of Preferred Stock in one or more series from time to time, and to fix the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof. The Company has no immediate plans to issue any Preferred Stock. While issuance of Preferred Stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, such issuance could also make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company or discourage an attempt to gain control of the Company. In addition, the Board of Directors, without stockholder approval, can issue shares of Preferred Stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of Common Stock. See "--Anti-Takeover Effects of Provisions of the Company's Charter And By-Laws."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's By-laws provide that the Company, subject to limited exceptions, will indemnify its directors and officers and may indemnify its other employees and other agents to the fullest extent permitted by Delaware law.

  In addition, the Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. The provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Company or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Company or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to be abdication of the director's duty to the Company or its stockholders, for improper transactions between the director and the Company and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE COMPANY'S CHARTER AND BY-LAWS

  The Company's Certificate of Incorporation and By-Laws contain several features that could render it more difficult for a third party to acquire a controlling interest in Viisage. As discussed above, the Certificate of Incorporation grants the Board of Directors authority, without stockholder approval, to issue in one or more series up to 2,000,000 shares of Preferred Stock. Each series will have the number of shares, designations, preferences, voting powers, relative rights or privileges that the Board determines, and the rights of holders of Common Stock will be subject to the rights of holders of any Preferred Stock issued. Although the issuance of Preferred Stock may provide the Company flexibility in connection with possible acquisitions and other purposes, it could also have the effect of making it more difficult for a third party to acquire a controlling interest in the Company.

  The Certificate of Incorporation provides for the division of the Board of Directors into three classes with staggered three-year terms. See "Management." Directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of the Company's voting stock. Any vacancy on the Board, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The classification of the Board and the limitations on the removal of directors and filling of vacancies make it more difficult for a third party to acquire control of the Company.

  The Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company may only be taken if it is "properly brought" before an annual or special stockholders' meeting and may not be taken by written consent in lieu of a meeting unless the action and taking of action by consent have expressly been approved in advance by the Board. The Certificate further provides that special meetings of the stockholders may only be called by the Board, the Chairman of the Board or the Chief Executive Officer. Under the Company's By-Laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with rigorous requirements regarding advance notice to the Company. These corporate governance provisions could delay consideration of actions which may be popular with stockholders until the next stockholders meeting, unless the Board determines to override the action-by-consent prohibition. These provisions may also discourage tender offers for the Company's Common Stock, including tender offers at a price above the then-current market value of the Common Stock, because an offeror, even if it acquired a majority of the voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting.

  Finally, the Company's Certificate and By-Laws require the affirmative vote of the holders of at least two-thirds of the voting stock to amend or repeal any of the protective governance provisions described above. See "Risk Factors--Potential Adverse Impact of Antitakeover Provisions on Market Price of Shares."

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporations board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or
(ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

TRANSFER AGENT AND REGISTRAR

  The Company has appointed Boston EquiServe Limited Partnership, an affiliate of BankBoston, as transfer agent and registrar of the Common Stock.

NASDAQ NATIONAL MARKET LISTING

  The Company anticipates that the shares of Common Stock will be listed on the Nasdaq National Market under the symbol "VISG" upon notice of issuance.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 7,680,000 shares of Common Stock outstanding. Of these 7,680,000 shares, the 2,500,000 shares to be sold in this offering will be freely tradable in the public market without restriction under the Securities Act, unless they are purchased by an "affiliate" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act.

SALES OF RESTRICTED SHARES

  The remaining 5,180,000 shares, all of which will be held by Lau, are "restricted securities" as defined by Rules 144 or 701 (the "Restricted Shares"). Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act. In addition, all Restricted Shares are "locked up," or subject to the lock-up agreements described below. Subject to Rules 144, 144(k) and 701 and to the lock-up agreements, 5,180,000 shares will be eligible for sale upon expiration of their respective two-year holding periods, subject to the restrictions and conditions of Rule 144, such holding periods to expire on or around the second anniversary of the date of this Prospectus.

  In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), who has beneficially owned restricted securities for at least two years is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 76,800 shares, based on the number of shares to be outstanding after this offering) or the average weekly trading volume in the public market during the four calendar weeks preceding the filing of the seller's Form 144, provided certain requirements concerning availability of public information concerning the Company, manner of sale and notice of sale are satisfied. A person who is not an affiliate, has not been an affiliate within three months prior to the sale and has beneficially owned the restricted securities for at least three years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above. Rule 144 also provides that affiliates who are selling shares that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities with the exception of the holding period requirement. The two- and three-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted securities from the issuer or an affiliate of the issuer and may include the holding period of a prior owner who is not an affiliate of the issuer. The Commission has proposed certain amendments to Rule 144 that would reduce by one year the holding periods required for shares subject to Rule 144 to become eligible for resale in the public market.

  Securities issued in reliance on Rule 701 (such as shares of Common Stock issued before the closing of this offering upon the exercise of options granted under the Option Plan or the Director Plan, if any) are also Restricted Shares and, beginning approximately 90 days after the date of this Prospectus, may be resold by persons other than affiliates of the Company subject only to the manner of sale provisions of Rule 144 and may be resold by affiliates under Rule 144 without compliance with its two-year holding period requirement. Outstanding options to purchase 255,600 shares of Common Stock were fully vested as of October 8, 1996, all of which are subject to 180-day lock-up agreements.

  The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock issued or issuable under the Option Plan and the Director Plan. See "Management-- Incentive and Stock Plans." The registration statements are expected to be filed as soon as practicable after the date of this Prospectus and will become effective immediately upon filing. Shares covered by the registration statements will be eligible for resale in the public market after the effective date of the registration statements, subject to the lock-up agreements described below.

  Prior to this offering there has been no public market for the Common Stock of the Company and no prediction can be made as to the effect, if any, that market sales or the availability for sale of such shares will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial numbers of shares in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through a sale of its equity securities. See "Risk Factors--No Prior Trading Market; Potential Volatility of Stock Price."

LOCK-UP AGREEMENTS

  The executive officers and directors of the Company and the Selling Stockholder, who upon the closing of this offering will beneficially own an aggregate of 255,600 fully vested options to purchase shares of Common Stock and 5,180,000 shares of Common Stock, respectively, have agreed that they will not, without the prior written consent of Cowen & Company, sell, offer, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock for a period of 180 days after the date of this Prospectus.

REGISTRATION RIGHTS

  In fulfillment of a requirement in its revolving credit facility agreement, Lau has issued to affiliates of its lender and a participating lender two options to acquire an aggregate of 71,000 of the 5,180,000 shares of Common Stock of the Company to be held by Lau following this offering. These options have an exercise price equal to 95% of the initial public offering price (after deduction of underwriting commissions and discounts), and are exercisable only if the principal outstanding under Lau's revolving credit facility has reached or exceeded $12.0 million prior to the issuance of the Common Stock offered hereby. Lau has also issued to the same parties two options to acquire an aggregate of 49,700 shares of the Company's Common Stock to be held by Lau, with an exercise price equal to 95% of the offering price to the public (after deduction of underwriting commissions and discounts) contained in the registration statement for the Company's second underwritten public offering, if any. These options are only exercisable if the principal outstanding under Lau's facility has reached or exceeded $12.0 million at the time of any such offering. In addition, Lau has granted the holders of such options certain registration rights which apply under certain circumstances in the event any of such options have become eligible for exercise and have been exercised. First, if the Company has qualified to register securities on Form S-3 under the Securities Act, holders of more than 50% of the shares under each of the two lenders' sets of options may request, on one occasion, that the Company file a registration statement on such form for a public offering of all or a portion of such shares. Second, the holders of such option shares have incidental ("piggyback") registration rights with respect to registrations of the Company's securities, pursuant to which holders may request that all or any portion of their option shares be included in a registration statement (other than a registration statement on Form S-4 or S-8 or certain other forms) being filed by the Company for its own account or otherwise. Lau will pay certain expenses incurred by the Company and the holders of option shares in exercising the foregoing registration rights. The lenders' options and attendant registration rights have terms of five years following the expiration of the lock-up period after the public offering on which such options' exercise price is based.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Cowen & Company and Needham & Company, Inc. are acting as Representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholder, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
   UNDERWRITER                                                      COMMON STOCK
   -----------                                                      ------------
   Cowen & Company.................................................
   Needham & Company, Inc..........................................
                                                                     ---------
     Total.........................................................  2,500,000
                                                                     =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain closing certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligations is such that they are committed to purchase all of the shares of Common Stock being offered hereby (other than those covered by the over-allotment option described below) if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price
less a concession not in excess of $    per share. The Underwriters may allow,
and such dealers may re-allow, a concession not in excess of $   per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company has granted the Underwriters an option exercisable for up to 30 days after the date of this Prospectus to purchase up to an aggregate of 375,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them as shown in the foregoing table bears to the 2,500,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby.

  The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, the Company's executive officers and directors, the Selling Stockholder and all option holders of the Company have agreed that they will not, without the prior written consent of Cowen & Company, sell, offer, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale--Lock-up Agreements."

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales of the shares offered hereby to any account over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiation among the Company, the Selling Stockholder and the Representatives. Among the factors to be considered in such negotiations are the prevailing market conditions, the market prices of securities of publicly traded companies engaged in activities similar to those of the Company, the Company's financial and operating history and condition, estimates of the business potential of the Company, the present state of the Company's development, and other factors deemed relevant. The estimated initial public offering range set forth on the cover hereof is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  Certain legal matters in connection with the shares being offered hereby will be passed upon for the Company by Finnegan, Hickey, Dinsmoor & Johnson, P.C., Boston, Massachusetts. Charles J. Johnson, who is a Director of the Company, is a member of the firm of Finnegan, Hickey, Dinsmoor & Johnson, P.C. Effective upon the issuance and sale of the shares being offered hereby, Mr. Johnson will hold options to purchase 16,330 shares of Common Stock of the Company at $2.96 per share, of which options to purchase 1,420 shares shall be immediately exercisable. See "Management." Certain legal matters in connection with this offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, llp, Boston, Massachusetts.

                                    EXPERTS

  The financial statements and schedules included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a registration statement under the Securities Act with respect to the shares of Common Stock offered hereby (the "Registration Statement"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and in the schedules and exhibits thereto. For further information about the Company and the securities offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules thereto, which may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of which may be obtained from the Commission upon payment of the prescribed fees. Statements made in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  After consummation of this offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file reports, proxy and information statements, and other information with the Commission. Such reports, proxy and information statements and other information, and the Registration Statement and exhibits and schedules thereto filed by the Company with the Commission can be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company intends to furnish its stockholders annual reports containing financial statements audited by independent public accountants. In addition, the Company intends to furnish stockholders quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                            VIISAGE TECHNOLOGY, INC.

                                     INDEX

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Balance Sheets as of December 31, 1994 and 1995, June 30, 1996 and Pro
 Forma as of June 30, 1996................................................ F-3
Statements of Operations and Net Assets for Each of the Three Years Ended
 December 31, 1995 and for the Six Months Ended July 2, 1995 and June 30,
 1996..................................................................... F-4
Statements of Cash Flows for Each of the Three Years Ended December 31,
 1995 and for the Six Months Ended July 2, 1995 and June 30, 1996......... F-5
Notes to Financial Statements............................................. F-6

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Viisage Technology, Inc.:

  We have audited the accompanying balance sheets of Viisage Technology, Inc. (a Delaware corporation and a majority-owned subsidiary of Lau Acquisition Corp.) as of June 30, 1996, December 31, 1995 and 1994, and the related statements of operations and net assets and cash flows for the six-month period ended June 30, 1996 and for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viisage Technology, Inc. as of June 30, 1996, December 31, 1995 and 1994, and the results of its operations and its cash flows for the six-month period ended June 30, 1996 and for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Boston, Massachusetts                       ARTHUR ANDERSEN LLP
August 13, 1996(except for
Notes 1 and 10 for which the date is

November 6, 1996)

                            VIISAGE TECHNOLOGY, INC.

                                 BALANCE SHEETS

                                 (IN THOUSANDS)


                                              DECEMBER 31,           PRO FORMA
                                             -------------- JUNE 30,  JUNE 30,
                                              1994   1995     1996      1996
                                             ------ ------- -------- ----------
                                                                     (UNAUDITED)
ASSETS
Current assets:
  Accounts receivable......................  $  --  $   378 $ 2,321   $ 2,321
  Costs and estimated earnings in excess of
   billings................................   3,999   8,678  10,606    10,606
  Other current assets.....................     --      --        4         4
                                             ------ ------- -------   -------
    Total current assets...................   3,999   9,056  12,931    12,931
Property and equipment, net (Note 4).......     --    2,229   2,028     2,028
                                             ------ ------- -------   -------
                                             $3,999 $11,285 $14,959   $14,959
                                             ====== ======= =======   =======
LIABILITIES AND NET ASSETS
Current liabilities:
  Accounts payable and accrued expenses
   (Note 5)................................  $1,178 $ 1,153 $ 3,342   $ 3,342
  Current maturities of long-term debt.....     312     --      --        --
  Obligations under capital leases (Note
   7)......................................     --      490     512       512
                                             ------ ------- -------   -------
    Total current liabilities..............   1,490   1,643   3,854     3,854
Long-term debt (Note 6)....................     955   6,656   8,809     8,809
Obligations under capital leases (Note 7)..     --    1,663   1,394     1,394
Deferred income taxes......................     --      --      --        100
                                             ------ ------- -------   -------
                                              2,445   9,962  14,057    14,157
Commitments and contingencies (Note 7)
Net assets (Note 9)........................   1,554   1,323     902       802
                                             ------ ------- -------   -------
                                             $3,999 $11,285 $14,959   $14,959
                                             ====== ======= =======   =======


   The accompanying notes are an integral part of these financial statements.

                            VIISAGE TECHNOLOGY, INC.

                    STATEMENTS OF OPERATIONS AND NET ASSETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  YEAR ENDED DECEMBER 31,     SIX MONTHS ENDED
                                 -------------------------  --------------------
                                                              JULY 2,   JUNE 30,
                                  1993     1994     1995       1995       1996
                                 -------  -------  -------  ----------- --------
                                                            (UNAUDITED)
Revenues.......................  $   505  $ 1,257  $11,221    $ 5,395   $11,870
Project costs..................      456    1,140   10,361      4,972     9,653
                                 -------  -------  -------    -------   -------
Project margin.................       49      117      860        423     2,217
                                 -------  -------  -------    -------   -------
Operating expenses:
  Sales and marketing..........    1,185    1,596      999        431       735
  Research and development.....       47      201    1,089        597       128
  General and administrative...      289      681    1,204        513       890
                                 -------  -------  -------    -------   -------
    Total operating expenses ..    1,521    2,478    3,292      1,541     1,753
                                 -------  -------  -------    -------   -------
Operating income (loss)........   (1,472)  (2,361)  (2,432)    (1,118)      464
Interest expense...............      --        40      515        133       387
                                 -------  -------  -------    -------   -------
Income (loss) before income
 taxes.........................   (1,472)  (2,401)  (2,947)    (1,251)       77
Income taxes (Note 2)..........      --       --       --         --          3
                                 -------  -------  -------    -------   -------
Net income (loss)..............  $(1,472) $(2,401) $(2,947)   $(1,251)  $    74
                                 =======  =======  =======    =======   =======
Net income (loss) per share
 (Note 2)......................  $ (0.24) $ (0.39) $ (0.47)   $ (0.20)  $  0.01
                                 =======  =======  =======    =======   =======
Weighted average number of com-
 mon shares
 (Note 2)......................    6,225    6,225    6,225      6,225     6,225
                                 =======  =======  =======    =======   =======
Net assets, beginning of
 period........................  $   --   $   368  $ 1,554    $ 1,554   $ 1,323
Net income (loss)..............   (1,472)  (2,401)  (2,947)    (1,251)       74
Stock compensation expense.....      --       --       --         --         92
Net transactions with parent...    1,840    3,587    2,716      3,019      (587)
                                 -------  -------  -------    -------   -------
Net assets, end of period......  $   368  $ 1,554  $ 1,323    $ 3,322   $   902
                                 =======  =======  =======    =======   =======


   The accompanying notes are an integral part of these financial statements.

                            VIISAGE TECHNOLOGY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                 YEAR ENDED DECEMBER 31,     SIX MONTHS ENDED
                                -------------------------  --------------------
                                                             JULY 2,   JUNE 30,
                                 1993     1994     1995       1995       1996
                                -------  -------  -------  ----------- --------
                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net income (loss).............  $(1,472) $(2,401) $(2,947)   $(1,251)  $    74
Adjustments to reconcile net
 income (loss) to net cash
 provided (used) by operating
 activities:
  Depreciation and
   amortization...............      --       --        88         10       228
  Stock compensation expense..      --       --       --         --         92
  Changes in operating assets
   and liabilities:
   Accounts receivable........   (1,115)   1,115     (378)    (1,007)   (1,943)
   Costs and estimated
    earnings in excess of
    billings..................      --    (4,244)  (4,679)    (7,312)   (1,928)
   Other current assets.......      (44)      44      --         (12)       (4)
   Accounts payable and
    accrued expenses..........      791      632      (25)       395     2,189
                                -------  -------  -------    -------   -------
    Net cash (used) by
     operating activities.....   (1,840)  (4,854)  (7,941)    (9,177)   (1,292)
                                -------  -------  -------    -------   -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
Purchase of contract equipment
 converted to capital leases..      --       --    (2,216)       --        --
Additions to property and
 equipment....................      --       --      (101)       (71)      (27)
                                -------  -------  -------    -------   -------
    Net cash (used) by
     investing activities.....      --       --    (2,317)       (71)      (27)
                                -------  -------  -------    -------   -------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
Net revolving credit
 borrowings...................      --        46    6,610      6,360     2,153
Proceeds from long-term
 borrowings...................      --     1,580    1,862        --        --
Proceeds from sale/leaseback
 of equipment.................      --       --     2,216        --        --
Principal payments on long-
 term borrowings..............      --      (359)  (3,083)      (131)      --
Principal payments on
 obligations under capital
 leases.......................      --       --       (63)       --       (247)
Net transactions with parent..    1,840    3,587    2,716      3,019      (587)
                                -------  -------  -------    -------   -------
    Net cash provided by
     financing activities.....    1,840    4,854   10,258      9,248     1,319
                                -------  -------  -------    -------   -------
Increase (decrease) in cash
 and cash equivalents.........      --       --       --         --        --
Cash and cash equivalents,
 beginning of period..........      --       --       --         --        --
                                -------  -------  -------    -------   -------
Cash and cash equivalents, end
 of period....................  $   --   $   --   $   --     $   --    $   --
                                =======  =======  =======    =======   =======
SUPPLEMENTAL CASH FLOW
 INFORMATION:
Cash paid during the period
 for interest.................  $   --   $    34  $   465    $    99   $   387
                                =======  =======  =======    =======   =======

   The accompanying notes are an integral part of these financial statements.

                           VIISAGE TECHNOLOGY, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION AND BUSINESS

  Viisage Technology, Inc. (Viisage or the Company) was incorporated in Delaware on May 23, 1996 as part of a planned reorganization of Lau Acquisition Corp. (Lau Technologies). The ultimate establishment of the Company as a separate and independent corporation will involve a series of transactions, including the initial public offering of the Company's Common Stock.

  On the effective date of the registration statement relating to the initial public offering, Lau Technologies will transfer substantially all of the assets, liabilities and operations of its Viisage Technology Division to the Company in exchange for all of the outstanding capital stock of the Company. After the closing of such offering, the Company will be an approximately 67% owned subsidiary of Lau Technologies. These reorganization transactions are between entities under common control and will be accounted for using historical amounts in a manner similar to a pooling of interests. The financial statements for all periods presented reflect the financial position, results of operations and cash flows of the Viisage Technology Division business that will comprise the Company. All changes in the Company's equity prior to the reorganization are reflected in net assets which represent the net investment of Lau Technologies in the Company.

  The statements of operations for all periods presented reflect allocations for the costs of shared facilities and certain administrative services. Such costs and expenses have been allocated to the Company based on actual usage or other methods that approximate actual usage. Management believes that the allocation methods are reasonable and that allocated costs and expenses approximate what such amounts would be if the Company had operated on a stand-alone basis. As discussed more fully in Note 3, the Company has entered into agreements with Lau Technologies covering certain facilities, equipment and administrative services after the reorganization. Although the Company has not filed separate income tax returns for periods prior to the reorganization, income taxes presented in the financial statements are computed on a separate return basis taking into consideration the tax-sharing arrangement with Lau Technologies described in Note 2.

  The financial information included herein may not necessarily reflect the financial position, results of operations and cash flows of the Company in the future or what the financial position, results of operations and cash flows would have been had it been a separate, stand-alone company throughout the periods covered.

  The Company designs, sells and implements turnkey digital identification systems intended to deter fraud and to reduce customers' identification program costs. These systems capture facial images, demographic information and other biological identifiers, produce identification cards and create relational databases containing this information. Using its design and systems integration capabilities, the Company is able to combine its proprietary software and hardware products with commercially available components and customers' existing systems, creating a complete customized solution. In addition, the Company is developing proprietary facial recognition software designed to identify individuals in a large database of faces on a real-time basis.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                           VIISAGE TECHNOLOGY, INC.

 Contract Revenue and Cost Recognition

  The Company provides services principally under contracts that provide for a fixed price for the system and/or for each card produced. Revenue is recognized using the percentage of completion method based on labor costs incurred and/or cards produced. Contract losses, if any, are recognized in the period in which they become determinable. Costs and estimated earnings in excess of billings are recorded as a current asset. Billings in excess of costs and estimated earnings and accrued contract costs are recorded as current liabilities. Generally, contracts provide for billing when contract milestones are met and/or cards are produced. Costs and estimated earnings in excess of billings includes approximately $1.8 million expected to be billed and collected after June 30, 1997 and approximately $3.1 million for which payment terms and pricing are related to a subcontract that is currently subject to negotiations. The subcontract is with a prime contractor that is currently engaged in negotiations with its customer regarding an increase in the contract amount for modifications requested by the customer, revised payment terms and timing of performance. The final amount and payment terms of the Company's subcontract will be based on the outcome of the prime contractor's negotiations. Management believes that the prime contractor has reached an understanding with the customer as to a substantial portion of the contract modifications related to work performed and to be performed by the Company. For the six months ended June 30, 1996 and for 1995, the Company recorded approximately $4.4 million and $0.6 million of revenues and $1.2 million and $0.2 million of project margin, respectively, of which $1.9 million has been collected. These amounts are based in part on management's best estimate of the final outcome of the negotiations and management believes the amounts recorded are fully recoverable. However, actual results and/ or timing of performance could differ based on the outcome of the aforementioned negotiations.

 Fair Value of Financial Instruments

  The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable and payable and short- and long-term borrowings, approximate fair values.

 Cash and Cash Equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

 Accounts Receivable

  Accounts receivable are due principally from government agencies and contractors to government agencies. Management periodically reviews accounts receivable for possible uncollectible amounts. In the event management determines a specific need for an allowance, a provision for doubtful accounts is provided. Based on management's review, no allowance for doubtful accounts has been recorded for the periods presented.

  All of the Company's revenues related to one customer in 1993 and 1994. For 1995 and the six months ended June 30, 1996, three customers and four customers, respectively, each accounted for more than 10% of revenues individually, and approximately 85% and 81%, in the aggregate of the Company's revenues, respectively.

  At June 30, 1996, 77% of accounts receivable and costs and estimated earnings in excess of billings related to four customers.

 Property and Equipment

  Property and equipment are recorded at cost or the lesser of fair value or the present value of minimum lease payments for items acquired under capital leases. Depreciation and amortization are calculated using the

                           VIISAGE TECHNOLOGY, INC.

straight-line or usage-based methods over the estimated useful lives of the related assets that approximate 5 years or the lease term, whichever is shorter.

 Research and Development

  Research and development costs are charged to expense as incurred.

 Software Development

  The Company reviews software development costs incurred in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 86 which requires that certain costs incurred in the development of computer software to be sold or leased be capitalized once technological feasibility is reached. The Company has not capitalized any software development costs because development costs incurred subsequent to the establishment of technological feasibility have not been material.

  Costs related to internally developed software are expensed as incurred. Externally purchased software costs are capitalized and depreciated over their remaining useful lives not to exceed three years.

 Income Taxes

  The Company's operations prior to the reorganization discussed in Note 1, were included in the income tax returns of Lau Technologies, an S corporation. Income tax allocations for such periods have been calculated as if the Company were filing separate income tax returns taking into consideration that operating losses and tax credits have been utilized by the shareholders of Lau Technologies.

  After the reorganization the Company will file its own separate tax returns. Any tax liability or refund that may arise relating to periods when the Company was a division of Lau Technologies is covered by a tax indemnification arrangement contained in the Asset Transfer Agreement executed in connection with the reorganization. The indemnification provides for Lau Technologies to pay or receive reimbursement from the Company for any tax adjustment relating to the Viisage Technology Division for all periods prior to the effective date of the reorganization if such adjustments will result in tax expense or tax benefit, as the case may be, to the Company.

  The Company accounts for income taxes under SFAS No. 109. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As more fully discussed in the pro forma financial information section, the Company will record a deferred tax liability and corresponding expense when it becomes a separate entity.

 Net Income (Loss) Per Share

  Net income (loss) per share is computed based on the weighted average number of 6,225,000 common and common equivalent shares outstanding during the period. This number is comprised of 5,680,000 shares of common stock issued in connection with the reorganization discussed in Note 1 and 545,000 shares related to common equivalents discussed in Note 9.

  Pursuant to certain requirements of the Securities and Exchange Commission, common and common equivalent shares issued during the 12 months prior to the initial public offering date (using the treasury stock method and an assumed initial public offering price of $10.00 per share) have been included in the calculation of weighted average shares for all periods presented.

                           VIISAGE TECHNOLOGY, INC.

 Interim Financial Information

  In the opinion of management, the unaudited interim financial statements for the six months ended July 2, 1995 include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period presented.

  The Company's results of operations are significantly affected by, among other things, the timing of award and performance on contracts. As a result, the Company's revenue and income may fluctuate from quarter to quarter and comparisons over longer periods of time may be more meaningful. The results of operations for the period ended June 30, 1996 are not necessarily indicative of the operating results to be expected for the full year.

 Long-Lived Assets

  In 1995, the Financial Accounting Standards Board adopted SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, which is effective for 1996. Adoption of SFAS No. 121 did not have a material impact on the Company's financial position or results of operations.

 Stock-Based Compensation

  The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which is effective for 1996. SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans. The Company has adopted the disclosure only alternative under SFAS No. 123, which requires disclosure of the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted as well as certain other information. See Note 9 for required disclosures.

 Pro Forma Financial Information (Unaudited)

  The pro forma balance sheet of the Company as of June 30, 1996 reflects the estimated net deferred income tax liability that will be recorded by the Company as a result of the reorganization discussed in Note 1. The deferred income tax liability represents the tax effect of the cumulative differences between the financial reporting and income tax bases of certain assets and liabilities on the effective date of the reorganization. The actual deferred income tax liability recorded will be adjusted to reflect the effect of the Company's operations for the period from July 1, 1996 through the reorganization date. The recording of the deferred income tax liability will result in a corresponding income tax expense that will be recorded in the statement of operations in the quarter in which the reorganization occurs.

  The deferred income tax liability relates principally to differences in the tax bases and financial statement carrying amounts of balance sheet amounts related to contracts.

(3) OTHER RELATED PARTY TRANSACTIONS

  In connection with the reorganization discussed in Note 1, the Company and Lau Technologies will enter into an Administration and Services Agreement, a Use and Occupancy Agreement and a License Agreement.

  Under the Administration and Services Agreement, Lau Technologies provides general accounting, data processing, payroll, human resources, employee benefits administration and certain executive services to the Company. The agreement requires the Company to pay a monthly fee based on the estimated actual cost of such services and permits the Company to terminate selected services upon 30 days written notice. The annual fee for services is approximately $660,000 and will be revised if the level of services is changed. The Company utilized the same allocation methods for prior periods. Amounts for 1994 and 1995 reflect the use of additional services that were provided by Company personnel in 1996.

  The amounts for such services were approximately $280,000 in 1993, $710,000 in 1994, $1.1 million in 1995 and $540,000 and $330,000 for the six month periods ended July 2, 1995 and June 30, 1996, respectively.

                           VIISAGE TECHNOLOGY, INC.

  The Use and Occupancy Agreement requires the Company to pay its proportionate share of the cost of shared facilities and office services including rent, insurance, property taxes, utilities and other operating expenses, based on square footage or equipment utilized. The Agreement expires on February 23, 1997 and may be terminated by the Company in whole or in part upon 30 days written notice. The annual fee for facilities and services is approximately $220,000. See Note 7 for lease information. After the initial expiration of this Agreement, the Company will continue to share facilities with Lau Technologies under a comparable arrangement or will utilize separate facilities.

  Company employees will also participate in various Lau Technologies employee benefit plans following the reorganization. The Company will pay its proportionate share of the costs of such plans based on the number of participating employees.

  Management believes the methods for allocating expenses and those costs related to shared facilities and equipment are reasonable and approximate what these costs would be on a stand-alone basis.

  The License Agreement grants the Company an exclusive, worldwide, royalty-free, paid-up, perpetual, irrevocable license to use proprietary technology used by the Viisage Technology Division at the time of the reorganization and improvements thereto. The license excludes the use of such technology for federal access control as defined in the Agreement.

  The Company purchases certain system components and technical personnel from Lau Technologies. The amounts for such components and services were approximately $282,000 in 1993, $1.4 million in 1994, $2.8 million in 1995 and $2.0 million and $1.0 million for the six month periods ended July 2, 1995 and June 30, 1996, respectively.

  The Company has employment and noncompetition agreements with certain officers. Such agreements provide for employment and related compensation for initial terms of five years, renewal options for two years, and restrict the individuals from competing, as defined, with the Company during the terms of their respective agreements and for up to two years thereafter. The agreements also provide for stock options under the Company's stock option plan and for severance payments upon termination under circumstances defined in such agreements.

(4) PROPERTY AND EQUIPMENT

  Property and equipment are summarized as follows (in thousands):

                                                          DECEMBER 31,
                                                          ------------
                                                                       JUNE 30,
                                                          1994   1995    1996
                                                          ----- ------ --------
   Assets held under capital leases...................... $ --  $2,216  $2,216
   Computer equipment....................................   --     101     128
                                                          ----- ------  ------
                                                            --   2,317   2,344
   Less--Accumulated depreciation and amortization.......   --      88     316
                                                          ----- ------  ------
                                                          $ --  $2,229  $2,028
                                                          ===== ======  ======

  During 1995, the Company sold and leased back under capital leases approximately $2.2 million of system equipment used to produce identification cards for certain contracts.

                           VIISAGE TECHNOLOGY, INC.

(5) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

  Accounts payable and accrued expenses consist of the following (in thousands):

                                                          DECEMBER 31,
                                                          -------------
                                                                        JUNE 30,
                                                           1994   1995    1996
                                                          ------ ------ --------
   Accounts payable...................................... $1,079 $  835  $1,338
   Accrued contract costs................................    --     --    1,543
   Accrued payroll and related taxes.....................     72    108     202
   Accrued vacation......................................     21    136     202
   Other accrued expenses................................      6     74      57
                                                          ------ ------  ------
                                                          $1,178 $1,153  $3,342
                                                          ====== ======  ======

(6) BANK BORROWINGS

  Long-term debt consists of borrowings under a revolving line of credit agreement between Lau Technologies and a commercial bank. Borrowings that relate to the Company's operations will be assumed in connection with the reorganization discussed in Note 1. Borrowings are unsecured and bear interest (7.6% at June 30, 1996) at the bank's corporate rate, rates based on the bank's cost of funds or LIBOR-based options. The arrangement provides for borrowings of up to $15.0 million, permits the Company to enter into equipment leases of up to $15.0 million and requires Lau Technologies to maintain certain financial ratios and minimum tangible net worth. At June 30 1996, Lau Technologies was in compliance with such covenants. The revolving line of credit expires on June 30, 1998 and, accordingly, all amounts due have been classified as long-term.

  The Company is negotiating a revolving credit agreement to replace the existing arrangement. The new agreement is expected to provide for unsecured borrowings of up to $10.0 million at prime rate or other LIBOR-based options and permit additional lease obligations. Any agreement, among other things, is expected to limit the amount the Company may borrow from other sources, restrict certain expenditures and require the maintenance of debt coverage and leverage ratios.

(7) LEASES

  The Company leases certain equipment used in its operations and the shared facilities discussed in Note 3. Rental expense for operating leases was approximately $40,000 in 1993, $90,000 in 1994, $140,000 in 1995 and $70,000
and $110,000 for the six month periods ended July 2, 1995 and June 30, 1996, respectively.

  At June 30, 1996, approximate future minimum rentals under the lease for shared facilities and capital leases for the six months ended December 31, 1996 and the years ending December 31, thereafter are as follows (in thousands):

                                                               CAPITAL OPERATING
   PERIOD ENDING                                                LEASE    LEASE
   -------------                                               ------- ---------
   1996....................................................... $  329    $110
   1997.......................................................    659      36
   1998.......................................................    659     --
   1999.......................................................    559     --
                                                               ------    ----
     Total minimum lease payments.............................  2,206    $146
                                                                         ====
   Less--Interest portion.....................................    300
                                                               ------
   Present value of net minimum lease payments................  1,906
   Less--Current portion......................................    512
                                                               ------
                                                               $1,394
                                                               ======

                           VIISAGE TECHNOLOGY, INC.

  Lau Technologies has a system project lease arrangement, which will be assumed by the Company at the time of the reorganization described in Note 1, with a commercial leasing organization providing for system project leases of up to $15.0 million. Pursuant to the facility, the lessor will purchase certain of the Company's digital identification systems and lease them back to Viisage for deployment with identified and contracted customers approved by the lessor. The lessor will retain title to the systems and will have an assignment of Viisage's rights under the related customer contracts, including rights to use the software and technology underlying the related systems. Under the facility, the lessor will bear the credit risk associated with payments by Viisage's customers, but Viisage will bear performance and appropriation risk and will generally be required to repurchase a system in the event of a termination by a customer for any reason except credit default.

(8) RETIREMENT PLANS

  The Company participates in the Lau Technologies 401(k) plan and pays its proportionate share of plan expenses based on the number of participants. The plan permits pretax contributions by participants of up to 15% of base compensation. The Company may make discretionary matching contributions of up to 3% of base compensation. Participants are fully vested in their contributions and vest 20% per year in employer contributions. The Company's allocation of costs for all periods was not material.

  The Company does not offer any postretirement benefits.

(9) STOCK OPTION PLANS

  Lau Technologies granted 1,167,950 nonqualified options for the Company's common stock on February 1, 1996 to management and 81,650 nonqualified options to directors. The exercise price for such options is $2.96 per share. The Company granted an additional 177,500 nonqualified options to management on April 15, 1996 at $4.86 per share, the estimated fair value of such shares at the grant date. At the closing date of the initial public offering 255,600 options are exercisable. The remaining director options become exercisable over three years and management options become exercisable in seven years or earlier if certain performance measures are met. The performance measures are based on each $1.0 million increase in Company value up to $500 million. In connection with such options, the Company is recognizing compensation expense of approximately $700,000 over the estimated vesting period. The amount of compensation is calculated as the difference between the exercise price and the fair value of the Company's business on the grant dates based on an independent third-party appraisal. Stock compensation expense recorded for the six months ended June 30, 1996 was $92,000. The Company has reserved 1,437,750 shares of common stock for issuance under the Plans of which 10,650 are available for grant. No options have been exercised or canceled under the Plans. The options expire ten years from the date of grant.

  On June 17, 1996, the Board of Directors of the Company ratified the foregoing option grants in connection with its adoption of the Stock Option Plans (the Plans) under which incentive and nonqualified stock options may be granted to employees and officers and nonqualified stock options may be granted to directors. Generally, incentive stock options are granted at fair value and are subject to the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. Nonqualified options are granted at exercise prices determined by the Board of Directors. Options vest over periods of up to seven years and vesting may be accelerated based on performance criteria set by the Board of Directors.

  The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in 1996 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used for 1996 are:

        Risk free interest rate........................................    6%
        Expected dividend yield........................................   --
        Expected lives................................................. 10 Years
        Expected volatility............................................    66%

                           VIISAGE TECHNOLOGY, INC.

  The total value of options granted during 1996 was computed as approximately $4.2 million. Of this amount $510,000 would be charged to operations for the six months ended June 30, 1996 for currently vested options and the remaining amount, $3.6 million, would be amortized over the related vesting periods. The pro forma affect of SFAS No. 123 for the period ended June 30, 1996 is as follows:

                                                          AS REPORTED PRO FORMA
                                                          ----------- ---------
     Net income (loss)...................................   $74,000   $(206,000)
     Net income per share (loss).........................      0.01       (0.03)
                                                            =======   =========

(10) SUBSEQUENT EVENTS

  In August 1996, the Company filed a Registration Statement with the SEC covering the issuance and sale by the Company of approximately 2,000,000 shares of common stock.

  In September 1996, Lau Technologies entered into a system project lease arrangement as described in Note 7 providing for system project leases of up to $15.0 million, which will be assumed by the Company as a part of the reorganization described in Note 1.

  On the effective date of the aforementioned offering the Company completed the reorganization discussed in Note 1 and issued 5,680,000 shares of common stock to Lau Technologies.

  The Company plans to use a portion of the proceeds from the aforementioned sale of common stock to repay long-term debt. Assuming such debt were repaid at the beginning of the period, net income (loss) per share would have been ($0.34) and $0.05 for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively.

  On September 23, 1996, three minority shareholders of Lau filed suit in Superior Court in Berkshire County, Massachusetts, alleging that certain defendants breached the fiduciary duty owed the plaintiffs as shareholders of Lau. The plaintiffs requested, among other things, an injunction to delay this offering in an effort to obtain a direct, rather than an indirect, ownership interest in the Company. On October 4, 1996, the Superior Court denied plaintiffs' request for such relief, although plaintiffs' claims for unspecified money damages remain pending. Lau has agreed to indemnify and hold the Company harmless for any liabilities incurred by the Company as a result of judgments, settlements or litigation expenses arising out of this suit. Accordingly, the Company does not believe that the resolution of this matter would have a material adverse effect on its business, financial condition or results of operations.

[Images and schematic representations of Viisage's facial recognition software performing enrollment, identification and verification.]




                      SEE "BUSINESS--PRODUCTS & SERVICES--
                       FACIAL RECOGNITION TECHNOLOGIES."

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDERWRITERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                              ------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  26
Relationship and Certain Transactions with Lau Technologies..............  37
Management...............................................................  40
Principal and Selling Stockholders.......................................  45
Description of Capital Stock ............................................  46
Shares Eligible for Future Sale..........................................  49
Underwriting.............................................................  51
Legal Matters............................................................  52
Experts..................................................................  52
Additional Information...................................................  52
Financial Statements..................................................... F-1

                              ------------------

 UNTIL    , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIRE-MENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,500,000 SHARES

                                [Viisage Logo]

                                 COMMON STOCK

                              ------------------

                                  PROSPECTUS

                              ------------------

                                COWEN & COMPANY

                            NEEDHAM & COMPANY, INC.

                                      , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses payable by the Company in connection with the sale of Common Stock being registered, other than the underwriting discount and commissions. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee. The Company will pay all expenses in connection with the issuance and distribution of any securities sold by the Selling Stockholder, except for underwriting discounts and commissions and for any fees of counsel selected by the Selling Stockholder to act in addition to or lieu of the counsel for the Selling Stockholder appointed by the Company.

      SEC registration fee............................................ $ 11,897
      NASD filing fee.................................................    3,950
      Nasdaq National Market listing fee..............................   37,700
      Securities Act liability insurance coverage.....................  140,000
      Printing and engraving expenses.................................  130,000
      Legal fees and expenses.........................................  200,000
      Accounting fees and expenses....................................  150,000
      Blue sky fees and expenses (including counsel fees).............   25,000
      Transfer agent and registrar fees and expenses..................    2,500
      Miscellaneous...................................................  123,953
                                                                       --------
        Total......................................................... $825,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law affords a Delaware corporation the power to indemnify its present and former directors and officers under certain conditions. Article IX of the Restated Certificate of Incorporation and Article 5 of the By-Laws provide that the Company shall indemnify each person who at any time is, or shall have been, a director or officer of the Company, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is, or was, a director or officer of the Company, or served at the request of the company as a director, officer, employee, trustee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding to the maximum extent permitted by the Delaware General Corporation Law.

  Section 102(b)(7) of the Delaware General Corporation Law gives a Delaware corporation the power to adopt a charter provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for breach of fiduciary duty as directors, provided that such provision may not eliminate or limit the liability of directors for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the Delaware Corporation Law or (iv) any transaction from which the director derived an improper personal benefit. Article VIII of the Restated Certificate of Incorporation provides that to the maximum extent permitted by the General Corporation Law of the State of Delaware, no director of the Company shall be personally liable to the Company or to any of its stockholders for monetary damages arising out of such director's breach of fiduciary duty as a director of the Company. No amendment to or repeal of the provisions of Article VIII shall apply to or have any effect of the liability or the alleged liability of any director of the Corporation with respect to any act or failure to act of such director occurring prior to such amendment or repeal. A principal effect of such Article VIII is to limit or eliminate the potential liability of the Company's directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described in (i) through (iv) above. Article VIII does not prevent stockholders from obtaining injunctive or other equitable relief against directors, nor does it shield directors from liability under federal or state securities laws.

  Section 145 of the Delaware General Corporation Law also affords a Delaware corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. The Company is procuring a directors' and officers' liability and company reimbursement liability insurance policy that (a) insures directors and officers of the Company against losses (above a deductible amount) arising from certain claims made against them by reason of certain acts done or attempted by such directors or officers and (b) insures the Company against losses (above a deductible amount) arising from any such claims, but only if the Company is required or permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of the Restated Certificate of Incorporation or the By-Laws.

  Reference is also made to Section 6 of the Underwriting Agreement between the Company, the Selling Stockholders and the Underwriters, filed as Exhibit
1.1 of this Registration Statement, for a description of indemnification arrangements between the Company, the Selling Shareholder and the Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following information is furnished with regard to all securities issued or sold by the Company within the past three years which were not registered under the Securities Act.

  In connection with and prior to the issuance of the shares of Common Stock being registered hereby, the Company will issue 5,680,000 shares of its Common Stock to the Selling Shareholder, Lau Technologies ("Lau") in return for Lau's contribution of the assets, liabilities and business of its Viisage Technology Division to the Registrant, a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof. Lau has represented that, other than with respect to the 500,000 shares of Common Stock being registered on its behalf hereunder, it is acquiring the shares for investment purposes and not with a view to distribution within the meaning of the Securities Act. The stock certificates representing Lau's unregistered shares will bear restrictive legends.

  On February 1, 1996, Lau granted nonqualified options (i) for 1,167,950 shares of Common Stock in the Company, with an exercise price of $2.96 per share, to eight employees and (ii) for 81,650 shares of Common Stock in the Company, with an exercise price of $2.96 per share, to its five serving directors. On April 15, 1996, Lau granted nonqualified options to acquire an additional 177,500 shares of Common Stock in the Company, at an exercise price of $4.86 per share, to a ninth executive employee. All of these options were ratified by the Board of Directors of the Company on June 17, 1996 following its incorporation in connection with the Board's adoption of the Company's 1996 Management Stock Option Plan (with respect to grants to executives) and the 1996 Director Stock Option Plan. No options have been exercised. The option grants were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof relating to sales by an issuer not involving a public offering. In addition, the Company intends to register the shares subject to options granted under the plans pursuant to Form S-8. Unless and until such shares are registered, option holders will be required to represent that they are acquiring their securities for investment purposes and not with a view to distribution within the meaning of the Securities Act. Stock certificates representing shares issued pursuant to such options (except to the extent registered) will bear restrictive legends.

  None of the foregoing transactions involved a distribution or public offering. No underwriters were engaged in connection with the foregoing issuances of securities, and no underwriting commissions or discounts were paid.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  The Exhibits required to be filed as part of this Registration Statement are listed in the attached index to Exhibits.

  (b) Financial Statement Schedules

  Financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE TOWN OF ACTON, COMMONWEALTH OF MASSACHUSETTS, ON THIS 7TH DAY OF NOVEMBER, 1996.

                                          Viisage Technology, Inc.

                                                  /s/ Robert C. Hughes
                                          By:_________________________________
                                                     Robert C. Hughes
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 7TH DAY OF NOVEMBER, 1996:

              SIGNATURE                                 TITLE

                  *                    Chairman of the Board of Directors
By: _________________________________
           DENIS K. BERUBE

                  *                    President and Chief Executive Officer
By: _________________________________   (Principal Executive Officer)
          ROBERT C. HUGHES

                  *                    Treasurer and Chief Financial Officer
By: _________________________________   (Principal Financial and Accounting
         WILLIAM A. MARSHALL            Officer)

                  *                    Secretary and Director
By: _________________________________
         CHARLES J. JOHNSON

                  *                    Director
By: _________________________________
        HARRIET MOUCHLY-WEISS

                  *                    Director
By: _________________________________
            PETER NESSEN

                  *                    Director
By: _________________________________
          THOMAS J. REILLY

        /s/ Robert C. Hughes
*By: ________________________________
          ROBERT C. HUGHES
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT NO.                       DESCRIPTION                         PAGE NO.
 -----------                       -----------                         --------
   1.1+      Form of Underwriting Agreement.
   2.1**     Amended and Restated Asset Transfer Agreement, dated as
              of August 20, 1996, between the Registrant and Lau
              Technologies.
   3.1**     Restated Certificate of Incorporation of the
              Registrant.
   3.2**     By-Laws of the Registrant.
   4.1**     Specimen certificates for shares of the Registrant's
              Common Stock.
   5.1       Opinion of Finnegan, Hickey, Dinsmoor & Johnson, P.C.
  10.1**     Amended and Restated License Agreement, dated as of
              August 20, 1996, between the Registrant and Lau
              Technologies.
  10.2**     Administration & Services Agreement, dated as of
              November 1, 1996, between the Registrant and Lau
              Technologies.
  10.3**     Use & Occupancy Agreement, dated as of November 1,
              1996, between the Registrant and Lau Technologies.
  10.4**     License Agreement, dated as of August 20, 1996, between
              the Registrant and Facia Reco Associates, Limited
              Partnership.
  10.5**     Employment Agreement, dated as of February 1, 1996,
              between the Registrant and Robert C. Hughes.
  10.6**     Employment Agreement, dated as of February 1, 1996,
              between the Registrant and William A. Marshall.
  10.7**     Employment Agreement, dated as of July 1, 1996, between
              the Registrant and Yona Wieder.
  10.8**     1996 Management Stock Option Plan.
  10.9**     1996 Director Stock Option Plan.
  10.10**    Form of Option Agreement for the 1996 Management Stock
              Option Plan.
  10.11**    Form of Option Agreement for the 1996 Director Stock
              Option Plan.
  10.12**    Executive Incentive Compensation Plan.
  10.13**    Subcontract between the Registrant and Information
              Spectrum, Inc. (relating to the U.S. Immigration &
              Naturalization Service), dated as of October 19, 1995.
  10.14**    Contract between the Registrant and the North Carolina
              Department of Transportation, dated as of April 26,
              1996.
  10.15**    Purchase Agreement (Project Finance Facility) between
              the Registrant and Sanwa Business Credit Corporation,
              dated as of September 12, 1996.
  10.16**    Contract between the Registrant and Transactive, Inc.
              (relating to the New York Department of Social
              Services), dated as of December 8, 1994, as amended.
  23.1+      Consent of Arthur Andersen LLP.
  23.2       Consent of Finnegan, Hickey, Dinsmoor & Johnson, P.C.
              (See Exhibit 5.1 above).
  24.1**     Power of Attorney.
  24.2**     Power of Attorney.
  27.1**     Financial Data Schedule.

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*To be filed by amendment.
**Previously filed.
+Supersedes previously filed exhibit.

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